1/17

05008232

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Molistan

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 23 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4965

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/23/05

Mobistar

AR/S 12-31-04



annual report

> 2004

As Chairman of the Board of Directors, I can look back on a year of great success. A year that can be expressed in double-digit turnover growth. A year in which our financial results exceeded expectations. A year in which customer satisfaction has improved once again. In short, a marvellous year.

I thank our clients for their trust in Mobistar.

In particular, on behalf of the Board of Directors and Mobistar employees I would like to thank Bernard Ghillebaert for the magnificent company that has become our shared legacy. He was the great inspiration for Mobistar. From its founding he was strongly committed to expanding this company and surrounding himself with the right team members. Among other things, it is thanks to his understanding of the market, his competent leadership and his never-ending enthusiasm that Mobistar has grown into one of Belgium's top telecommunication companies. Now, the task for our team is to build upon his achievements and give further shape to his aspirations.

We are proud to announce to our shareholders that Bernard Ghillebaert was appointed as CEO of Orange UK during 2004. We are happy that he will remain on the Board of Directors and that Mobistar will continue to benefit from his vision. A sincere word of gratitude from us all: thank you, Bernard.

In the name of our Board of Directors and the management committee I would also like to offer all Mobistar employees heartfelt thanks for their continuing commitment and motivation. A company like Mobistar, where human capital is invaluable and essential, cannot exist without the support of all its employees.

We fully back new CEO Bernard Moschéni in further achieving the objectives of our company. And we are convinced that we can continue to count on the trust of our shareholders. We thank you for this.

Jan Steyaert
Chairman of the Board of Directors



2004 success through customer intimacy

The financial year 2004 was characterised by the introduction of an innovative new marketing strategy following extensive research into customer needs.

Every user is unique, which is why Mobistar intends to offer products and services that enable users to create a customised combination that meets their own needs.

In practical terms, this research was translated into new tailor-made solutions that increasingly will bare little resemblance to conventional mobile telephone tariff plans. Tempo Tribe and Mobistar vip illustrate this new approach: these products and services can be matched 100 % to the requirements of users.

> strong results demonstrate strong strategy

At the end of the financial year, Mobistar had 2,845,762 active customers, 245,581 more than in the year before, representing an increase of 9.4 %. One striking fact is that in 2004 more than 80 % of these new customers were postpaid. On 31 December 2004, Mobistar had 1,006,632 postpaid customers.

Not only did the Mobistar customer base grow strongly in numbers, also the average revenue per customer (ARPU or Average Revenue Per User) in 2004 rose to EUR 36.64 per month, representing an increase of 5 % (the ARPU was EUR 34.86 per month in 2003). This rise can be attributed to our focus on customer intimacy.

Mobistar's EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) was again higher. At the end of 2004, the EBITDA rose to EUR 558.4 million compared to EUR 434.7 million in 2003, an increase of 28.5 %.

Mobistar paid tax for the first time in 2004. Despite an effective tax rate of 29.4 %, the group's consolidated annual net profit continues to grow, with the figure after tax rising by 11.2 % to EUR 252.8 million, or net earnings per share of EUR 4.01.

Taking account of the 2004 results and the favourable development of the balance sheet, the Board of Directors will on 4 May 2005 propose to the General Assembly to pay a dividend of EUR 2.00 per share.

> Mobistar's strengths: Customer Relationship Marketing driven by intimacy, experience, individuality and simplicity

Our 'customer-centric approach' demonstrates its power by delivering strong results and also opens the door to a whole range of new products and services. Intimacy is at the core of all Mobistar programmes: our customers stay in touch at all times with friends and family, share their emotions and life's good times, play games and communicate with passion. Mobistar 'Team Members' are similarly passionate in the way they go about their jobs. They are well aware that mobile phones have become an essential part of the day-to-day lives of many people.

Just as important is experience, the cornerstone on which all our Team Members base their decisions. Mobistar uses all its experience to develop new products and discover more efficient ways of doing business. Thanks to its membership in the Orange Group, Mobistar has the possibility of instantly providing the most innovative mobile phone services.

Individuality, of course, is a central pillar in the world of mobile phones: everyone has a mobile. The starting point for Mobistar's product and service offerings is that each customer should be able to use his or her mobile phone their own way. The new segmentation introduced in 2004 takes better account of the needs of each customer.

Finally, simplicity is the basis for services provided by Mobistar. Each customer must be able to maintain problem-free contact with the people closest to them, and with the larger world outside.

Today, Mobistar is a company that is well appreciated by the public. A public of satisfied customers that continues to grow thanks to a range of innovative products and services, as well as trust in Mobistar quality. With this trust, Mobistar intends to keep growing and working on behalf of 2,845,762 satisfied customers.



contents



Key events of 2004 page 8

Letter from the CEO page 11

Management and control page 12

Performance of Mobistar shares in 2004 page 15

Human Resources page 17

Products and Services for the residential market page 19

Sales and distribution page 20

Mobistar Business Solutions page 22

Mobistar network page 25

Social responsibility page 27

2004

As expected, Mobistar continued its success story in 2004. More particularly, a new course was set last year to transform today's success into sustainable achievement in the future.

> Bernard Moschéni, new CEO

Bernard Moschéni took up his new position as Chief Executive Officer of Mobistar on 1 October 2004. He succeeded Bernard Ghillebaert, who was appointed CEO of Orange UK. Bernard Moschéni was previously CEO of Orange Romania.

Bernard Moschéni is French, 52 years of age and has been in managerial roles in France, Italy, Mexico and Romania for more than fifteen years. Until the beginning of the 1990s, he held various sales and financial positions in the Renault Group. With Banque Sofinco (Suez Group), he founded an Italian subsidiary for which he was sales director for over two years. In 1992, he joined the France Télécom group as general manager of a services subsidiary in Italy. He was subsequently appointed CFO of the Mexican carrier Telmex. In 1997, he joined Orange Romania, the mobile subsidiary of France Télécom, as CFO where he was appointed CEO in 2000.

> cooperation with Nortel Networks

In November 2004, Mobistar decided to entrust the renovation and expansion of its entire radio network (GPRS, EDGE) to Nortel Networks. This collaboration guarantees an enhanced network that keeps Mobistar at the cutting edge of Belgium's mobile phone market. This will enable Mobistar to offer greater quality and even more products and services to its customers.

Nortel Networks had been previously responsible for further development and expansion of the 2G network. By also giving Nortel the responsibility for the 3G network (UMTS), the transition to this technology will take place without difficulties. 3G technology will provide higher data transmission speeds and enhanced personal and business productivity, as well as a greater range of content and new services such as video conferencing and video telephony. In this way, Mobistar is preparing itself for the future.

> tailored to the customer

Mobistar has always attached a great deal of importance to the segmentation of its clients. In the early years, this segmentation was really quite simple, with just pre-paid and post-paid customers.

Our offering has since become increasingly more specific and diversified: products, services and tariff plans have been tailored to meet the needs of various user groups. In 2004, Mobistar introduced new services in response to its segmentation, including Tempo Tribe and the new Mobistar vip package. This segmentation is also reflected in our stores, for example, clear-cut 'corners' for business professionals or heavy users.

Tempo Tribe : advantages for the youngsters

In August 2004, Mobistar launched Tempo Tribe for all Tempo users under the age of 24. Thanks to Tempo Tribe, young people have the possibility to send text messages at an attractive price: a Mobistar-to-Mobistar SMS costs only EUR 0.09 for 'Tribers'. Mobistar makes it easy for Tempo Tribers to stay in contact with their friends. A dedicated website - www.tempotribe.be - features all the latest news and nice surprises for visitors to the site.

Mobistar vip: the exclusive package for Heavy Users

Wherever they may be, more and more users are organising their work with the help of their mobile phone, which also allows them to stay in touch with their family, friends and acquaintances. These 'Heavy Users' (250 minutes and more per month) have justifiably high expectations when it comes to their mobile phone. Mobistar has developed the Mobistar vip service especially for these users. It's an exclusive package designed for anyone who makes a large number of calls and has high expectations. Discounted call charges and the best possible service are the hallmarks of Mobistar vip. The unique feature of this package is that the price per minute is calculated automatically every month according to the number of calling minutes used that particular month: the more they call, the lower the charge per minute. These customers also benefit from a number of much-used services for heavy mobile users, such as Pro Voicemail, Second Call and World Roaming.

> launch of Orange World

Mobistar customers have been able to use Orange World services since 1 July 2004. This gives users interactive access to up-to-date news and a whole range of services via their mobile phone using simple menus. This portal includes real-time information, such as the weather forecast, traffic information and sports reports, as well as contact services (via SMS, MMS and chatbox) and leisure services (such as games, logos and ring tones). All of these services are integrated and structured for the purpose of providing the smoothest access to information. This makes Orange World a real multimedia experience. Every multimedia mobile has access to Orange World.

> services 'materialised'

Since 2004, Mobistar has also 'promos and services in packets' on the store shelves: call credit and SMS packages are offered at sales outlets in specially designed packets. These packets contain a card allowing users to buy SMS messages and call credit at a discount. This system is based on recharging tickets: each card has a unique code. The user keys in the code on his or her mobile to activate the discounted text messages and call credit. The first results of this product are promising. Customers come back to the shop regularly to buy new packets, significantly strengthening loyalty to the Mobistar brand.



> BlackBerry® from Mobistar

In May 2004, BlackBerry® from Mobistar was launched exclusively for Belgium. The BlackBerry® is specially designed for customers who are often on the road yet want to stay in touch with their office at all times. Regardless of where users happen to be, their BlackBerry® phone gives them unlimited access to their e-mails, enables them to note additional appointments, manage their agenda, obtain information from the Internet and use all of the usual mobile phone services. BlackBerry® users are permanently on-line in real-time via GPRS, right across Belgium and while abroad.



letter from the ceo

In 2004, the mobile phone market reached a penetration level of almost 82 % of the Belgian population. The intense competition among operators has without doubt been a major stimulus for this penetration growth.

Mobistar has thrived in this environment, growing its customer base to 2,845,762 by 31 December 2004 and increasing the proportion of post-paid customers in the base. While market share remained steady, value share increased significantly due to a particularly strong rise in the number of post-paid customers, which passed the million mark by 31 December 2004. The high proportion of new customers choosing contracts compared to prepay had a very positive effect on turnover, which increased 16.2% compared with 2003, reaching 1.3 billion euro.
Continuing tight control of costs and improved productivity enabled the company to record EBITDA of 558.4 million euro, or 43.6 % on turnover. Net profit per share increased to 4.01 euro and will enable the company to propose a gross dividend to the forthcoming annual shareholders meeting, for the first time in its history, amounting to 2 euro per share.

Mobistar's share of the business market passed 32.5 %, thanks notably to the acquisition of two major corporate customers: Belgian Railways and the Ministry of the Flemish Community. With the launch of SDSL in February 2004, Mobistar Business Solutions continued to develop its convergence strategy. The Machine-to-Machine market demonstrated accelerated growth with customers in the transport, anti-theft and mobile payment sectors.

During 2004, Mobistar further developed its network, by investing over 173 million euro in equipment and services. Mobistar embarked on the first phase of upgrading its GSM network, to further improve the quality of coverage and range of services provided.
Looking to the future, Mobistar started to roll out an EDGE network for data and an UMTS network for voice and data. These technologies will enable higher-capacity data transfer giving customers access to new services such as video streaming or television. Mobistar selected Nortel Networks as the sole supplier of 2G and 3G equipment.

In its desire to meet the needs of its customers even more effectively, Mobistar continues to take a segmented approach to the market. Mobistar is developing services that take account of the business, socio-economic and cultural background of each user. Mobistar places particular emphasis on those segments that return high added value. The introduction of the vip product for high-end users in 2004 is an example of this.

Likewise, convergence will be a decisive factor in the future development of mobile phone services. This is why Mobistar has developed a series of solutions that integrate various forms of communication technology (mobile, fixed, data transmission, multimedia, etc.). This approach enables Mobistar to respond to the communication requirements of its customers while boosting loyalty. Mobistar will be offering an ADSL solution via its network in 2005, aimed specifically at the non-business market.

Mobistar has recorded excellent sales and financial results in recent financial years. In 2005, Mobistar employees will continue to enhance our customer centric approach by increasing the diversity of our products and constantly improving the service and quality of our network.

For 2005 indicators confirm the company's potential, and allow us to envisage double-digit turnover growth in an even more competitive environment.

Mobistar has the ability and the resources for continuing success.

Bernard Moschéni

> board of directors

Jan Steyaert	Chairman
Bernard Moschéni (1)(2)(4)	Director
Alex Brabers (3)	Independent director
Annemie Neyts (3)	Independent director
Sparaxis (3) *represented by Eric Bauche*	Independent director
Eric Dekeuleneer (3)	Independent director
Bernard Ghillebaert (1)	Director
SRIB/GIMB *represented by Serge Vilain*	Director
Sanjiv Ahuja (1)	Director
Brigitte Bourgoin (1)	Director
Tim Lowry (1)	Director
Michel Poirier (1)(4)	Director
Wirefree Services Belgium (1) *represented by Aldo Cardoso*	Director

> audit committee

Alex Brabers	Chairman
Tim Lowry	
Michel Poirier	
Eric Dekeuleneer	
Sparaxis, represented by Éric Bauche	

> remuneration committee

Jan Steyaert	Chairman
Annemie Neyts	
Brigitte Bourgoin	

> executive committee

Brigitte Bourgoin	Chairman
Bernard Moschéni	
Jan Steyaert	
Tim Lowry	
SRIB/GIMB, represented by Serge Vilain	

> supervisory committee for corporate governance

Éric Dekeuleneer	Chairman
Jan Steyaert	
Tim Lowry	
Wirefree Services Belgium, represented by Aldo Cardoso	

(1) Director representing the majority shareholder (Wirefree Services Belgium).
(2) Director appointed for day-to-day management.
(3) Mr Alex Brabers, Mrs Annemie Neyts and the company Sparaxis, independent directors, were appointed by the General Meeting of Shareholders on 17 December 2003. Mr Eric Dekeuleneer was co-opted on 18 November 2004 as an independent director; his mandate is due to be confirmed by the General Meeting of Shareholders on 4 May 2005. The independent directors have signed a statement to the effect that they will abide by the criteria for independence laid down in article 524 §4 of Company Law.
(4) Messrs Bernard Moschéni and Michel Poirier were co-opted on 26 July 2004. Their mandate is due to be confirmed by the General Meeting of Shareholders on 4 May 2005.

management committee



Bernard Ghillebaert (1)

Bernard Moschéni

Pol Vanbiervliet

Paul-Marie Dessart

Hans Swaeb

Martine Verluyten

Adriana Paun

Bernard Buyat

Yves Bazin

Anne-Catherine De Decker

Jacques Recourdon

(1) Bernard Ghillebaert was CEO of Mobistar until 1 October 2004.



performance of mobistar shares in 2004



In 2004, the Mobistar share price again outperformed the competition (source: Telecom Dow Jones Index) and the BEL-20. In twelve months, the share price rose by 55 %, from EUR 44.50 to EUR 68.95 at the end of December 2004.

This strong performance can be attributed to a number of different factors.

The first significant price rise followed the announcement of strong results for 2003 in mid-February. The share outperformed the market and peaked at almost EUR 55.00. The share price levelled the following months, in line with developments in the Belgian market and European telecom-sector as a whole.

At the end of July 2004, when the results for the first six months of 2004 were announced, Mobistar again outperformed its competitors. This was a trend that continued in the months following the results announcement.
Until the beginning of December, Mobistar shares followed a steady, positive course in line with the sector. This continued until the early weeks of December when the share price made another strong rise upwards.

Mobistar's shareholder structure remained extremely stable throughout the year. In December 2004, Fidelity Investments acquired a 3.3 % interest in Mobistar.
Taking into account Mobistar employees exercising their options, the number of Mobistar shares rose slightly from 62,518,269 to 63,035,789.



human resources

The success of Mobistar's customer-oriented approach in 2004 was a direct consequence of the contribution made by our 1,654 Team Members. All of our people, 64.6 % of whom are men and 35.4 % women, strive to achieve excellence in everything they do. They represent some fourteen nationalities, are 35 years of age on average and have been working for Mobistar for an average of five years.

2004 was also the year in which the Human Resources department invested a great deal of time and knowledge into deploying Team Members more efficiently. A good corporate culture is always supported by people who feel good. Personal development plays a major role in this.

Staff numbers remained almost at the same level and the targeted efforts of the HR department allowed the number of temporary staff to be reduced.

In addition, absenteeism remained low. This reduced level of absenteeism within the company indicates a favourable climate, an environment in which the Team Members enjoy working.

> year of development

Greater attention was devoted to personal development at Mobistar in 2004. Our Team Members spent time improving their knowledge and skills with both on-the-job and theoretical training. In 2004, each Team Member spent an average of five days on training. This training strengthens both our staff and Mobistar. It keeps them competent in the way they do their job in a technology market that is increasingly more competitive and sophisticated. Managers have also benefited from training tools designed to perfect their leadership style and management skills.

New to Mobistar is the Master of Business Administration Practice (MBA), in which selected Team Members are given solid support designed to perfect their training.
Mobistar also supports internal mobility: each Team Member benefits from a large number of opportunities for developing his or her career within Mobistar.

The evaluation method (IER&P) emphasises, moreover, personal development based on measurable objectives, or how expertise and objectives go hand in hand.

> team Members express themselves

After the social elections held in May 2004, new consultation bodies were put in place amid a positive social climate. The satisfaction survey (TMSS) indicated a number of positive trends: a rising level of participation, high job satisfaction and stable overall satisfaction.



The trends set in the residential mobile phone market in 2003 continued in 2004. Mobile phone use in 2004 reached a high level of maturity: almost everyone has a phone and no one wants to miss out. Moreover, the mobile phone, with its SMS and MMS services, has become the medium for new forms and styles of communication.

> from tariff plans to tailor-made solutions

Mobistar is evolving: from a provider of tariff plans to a developer of tailor-made solutions. Mobistar is well aware that today's customer expects far more than just attractive prices. The right services, perfect customer service, appropriate payment facilities and a website are all just as important. Based on customer profiles, Mobistar is defining individual universes that enable customers to make a choice. This means they can connect to the Mobistar world that best reflects their lifestyle. This is a new trend that will certainly be continued in 2005.

Mobistar vip

Mobistar vip constitutes a perfect example of a successful tailor-made solution. A package designed for 'Heavy Users', Mobistar vip features a whole range of progressive services, and above all, an attractive tariff structure that decreases in price the more calls you make. While competitors offer flat rate charges per unit of time, Mobistar vip customers receive a discount calculated from the first minute. The more the customer talks on their mobile, the cheaper each minute becomes. This product is unique on the Belgian market and has generated many loyal users.

Tempo Tribe

With Tempo Tribe, Mobistar is creating a universe for young people. The www.tempotribe.be website is the top meeting place for 13 to 24-year-olds who enjoy sending many text messages. As a result of promotions, fun offers and a super-low rate of EUR 0.09 per SMS to another Mobistar number, it has quickly become the ideal environment for youngsters. In just months, the free Mobistar Tempo Tribe has become an overwhelming success – more than enough to create successful customer loyalty.

Orange World: Mobistar's new multimedia experience

Mobistar customers have been using the new Orange World service since 1 July 2004. This portal gives them access to a whole range of services and information that are broken down into three main groups, based on users' needs: contact (MMS and chatbox), fun (games, logos and ring tones) and information (information services in real-time, such as weather forecasts, traffic information and sports results).

MMS has developed into an extensive range of differing ways to communicate: text, photo or video. MMS users can take a photo or clip of film depicting a moment that they wish to share with family or friends, add some text if they want to and then send it as an MMS to loved ones, acquaintances or workmates. MMS photo messages can even be sent to a short number along with a postal address. The message can then be printed onto a postcard and sent to the postal address provided. Writing and sending longer texts - like letters - is being done more frequently by mobile phone: from mobile to mobile or from mobile to an e-mail address.

Orange World services are integrated and structured with the aim of providing the simplest and quickest access to information - which makes Orange World a genuine multimedia experience. It's an experience that can be shared by anyone and every multimedia mobile can access Orange World.

> development of Mobistar services

m-banxafe

In 2003, Mobistar launches its free m-banxafe service that enables every Tempo user to top up their card securely using their mobile phone, when and where they like, in Belgium or abroad. Customers with a Mobistar subscription can also top up their friends' or children's Tempo cards using their mobile phone. Mobistar developed m-banxafe in conjunction with the banking sector. The m-banxafe SIM card is available from Mobistar Centers. A large number of customers switched over to this method of topping up in 2004. Postpaid customers are also beginning to use this top-up option.

Mobistar Home

Mobistar Home was launched in 2003 and broke through in a big way in 2004. Increasing numbers of people are giving up their fixed line to go totally mobile. With Mobistar Home, customers can call any fixed line in Belgium for 240 minutes a month for just EUR 16. This successful product continues to grow and has many very loyal customers.

SMS

Text messaging continued its exponential growth in 2004, confirming its reputation as a new and fully-fledged form of communication. In 2004, Mobistar customers sent an average of over 3 million SMS messages a day - compared with 2.8 million in 2003. SMS Premium, with a range of applications – such as voting, information on demand, logos and games – also developed strongly.

MMS

MMS is a major offering within Orange World launched in 2004. More and more consumers have MMS-compatible handsets, which has led logically to an increase in the use of MMS. Also since 2004, users with different operators have been able to send MMS messages to one another.

Java-games

Mobile phones remain popular as a game platform. The arrival of new mobile models with larger colour screens and better sound has made mobile phone games an unusually exciting game experience. Using various channels, Mobistar offers games based on Java technology. For EUR 5.00, you can download a game to your mobile and then have unlimited playing fun. Mobistar now has more than 1000 games and is one of the top suppliers in this area.

sales and distribution

Customer intimate is the phrase that best describes the Mobistar distribution network: our own Mobistar Centers operate in parallel with open retailing (independent agents, specialised chains and supermarkets). In 2004, Mobistar invested principally in customer loyalty. As is the case with all mobile operators in Belgium, Mobistar has increasingly fewer new users – most people already have a mobile phone and SIM card.

Today our distribution channels focus increasingly on customer satisfaction and encourage the use of mobile phones by offering new products and services. The two most striking trends for 2004 were the 'materialisation' of products and services, and the growing success of our own retail channel, Mobistar Centers.

> successful 'materialisation'

In 2004, for the first time Mobistar offered call units and SMS messages in retail packs in large retailers and small stores. The product is offered by way of attractive packets that are hung on the store's display shelves.

By turning these bits and bytes into something physical, Mobistar is able to make its text messages and mobile calls into a tangible product. 'Materialisation' increases loyalty - customers are then inclined to go back to the shop to buy more talk time or text messages. A customer who buys a Mobistar product on a regular basis creates a bond of loyalty with the Mobistar brand.

> our own sales channel

In 2004, the activity in our Mobistar Centers in the retail market increased significantly. Mobistar fully supports this development in the market. At the end of 2004, there were 129 Mobistar Centers dedicated to servicing existing customers and to winning over new ones. The increasing weight of the Mobistar Centers is mainly the result of their better quality and greater customer intimacy.

What is striking but not surprising is that segmentation in Mobistar Centers has been very successful. The Mobistar vip, and business corner for example in specialised Centers are clear successes. This development will be extended in 2005.

To set up the customer intimacy approach into the Mobistar Centers, the sales people at our Mobistar Centers are given additional training, as well as extensive information about products, services and the competition. In addition, efforts in terms of quality are being made in the area of ISO certification and ongoing customer referrals from Mobistar publications (Get More, G-Motion, www.mobistar.be), as well as the further development of My Partner, Mobistar's extranet. Thanks to My Partner, virtually the transactions have been on-line since 2004: activating services, changes of address, etc. all take place and in one go at the Mobistar Center. This also represents enormous time savings for the customer, the Mobistar Center and for Mobistar itself.



mobistar business solutions on the rise

The business segment continued to grow in importance in 2004, with Mobistar's market share rising from 27.5 % to 32.5 %. Mobistar attributes this success to an approach that fits perfectly with the business requirements of customers. The vision and approach of the Business Contact Center are now coming from the customer, rather than the product. As a result, customer satisfaction is growing continuously. Developments in the area of voice telephony and data transmission are also contributing strongly to this increase in market share.

Practical programmes, action plans and various tools are constantly raising the bar in terms of quality. One striking feature is the strong trend towards convergence between fixed and mobile telephony - a trend that Mobistar is supporting strongly with its VPN and SDSL solutions. Mobistar is benefiting greatly in its business activities from its integration into the Orange Group, as well as from segmentation. Mobistar can easily offer cross-border solutions to its international customers and also has direct access to the very latest developments in data transmission and voice technology.

> Mobistar bundles fixed and mobile telephony

Convergence remains a strong trend in the business market. In addition to mobile telephone services, Mobistar offers a whole range of solutions in the area of fixed telephony for all sorts of companies. With the Virtual Private Networks (VPN) solution, Mobistar can bundle a company's mobile and fixed telephone traffic into a single flexible network. VPN identifies each call to see whether or not it belongs to the business network. Networks can not only include various Belgian sites, but also customers and suppliers. Customers can make calls within the network at a favourable rate. Each person in the business network is given an abbreviated number and so can be reached wherever they are at all times.

> mobile data transmission

In addition to mobile telephony, data transmission was also a stronger riser in 2004. Mobistar broke new ground by becoming the first Belgian mobile operator to offer a mobile e-mail solution. The BlackBerry® handset is a comprehensive mobile telephone solution which, in addition to telephony, permits users to manage e-mails, agendas, jobs and contact addresses while on the move. Using the mobile to go on-line is another possibility, which makes it ideal for anyone who is regularly travelling and wants to increase one's productivity and flexibility.

Mobile Office Card is a data card that enables laptop users to use an intranet and go on-line, as well as send and receive e-mails and text messages. It keeps employees who are out of the office operational and also avoids time-consuming trips to the office.

Blackberry® and Mobile Office Card were a major success in 2004 and will remain that way in 2005.

The Sales Force Automation solution gives sales reps a mobile assistant, providing them with access to their company's CRM application wherever they happen to be. For example, they can support and advise their customers in real-time.

Field Force Automation is an essential tool for engineers, giving them immediate access to their company intranet and saving them significant amounts of time when they are on assignment away from the office.

The popularity of machine-to-machine applications is unstoppable. Machines can communicate with one another via the Mobistar network using a ready-to-use SIM card supplied by Mobistar. Each device is programmed in such a way that it sends the right information at the right time back to the home base. The elevator is blocked? The copier is out of toner? The excavator needs servicing? An attempted break-in to your car or house? You are immediately notified by SMS and can take the necessary measures. Machine-to-machine applications are demonstrating their value in a wide range of sectors and can be installed quickly in any piece of equipment. National and even international machinery can be managed more productively and cheaply using this technology.

> public sector

Mobistar has a strong customer portfolio of national and European companies. The company is also strengthening its position in the government sector with each passing year. Since 2004, the Ministry for the Flemish Community and Belgian Railways joined other satisfied clients such as the Brussels Capital Region, the Federal Police, INAMI, the Federal Government Finance Department, the VDAB Flemish employment and training service, and the Kind & Gezin child and family service. The Irisnet broadband telecommunications network was developed exclusively for the Brussels Capital Region by the temporary consortium of France Télécom-Telindus, in which Mobistar looks after the interests of France Télécom. Irisnet covers all of the telecommunications services of the Brussels Capital Region: mobile and fixed phones, as well as data transmission.

> roaming in total freedom thanks to FreeMove

With FreeMove, an alliance between four telecom partners (Orange Group - of which Mobistar is a part - T-Mobile, Telefónica Móviles and TIM), using a mobile phone while abroad has become a good deal simpler and less expensive. FreeMove offers attractive and straightforward services for international travellers: FreeMove Roaming for Business and FreeMove Central Report. With FreeMove Roaming for Business, travellers all over the world can make calls at rates they are aware of in advance, wherever they are and on any network. With FreeMove Central Report, companies are provided with a summary of their mobile phone calls made abroad. This enables them to check their call costs for each country and implement a pan-European mobile phone policy. FreeMove operates in 21 countries in Europe and has almost 170 million customers.





mobistar network
quality with global reach

Mobistar has been making significant investments in its network since 1995 and is constantly upgrading it.
As it develops its network, Mobistar makes every effort to achieve a good balance between coverage, capacity and quality. Wherever Mobistar customers are located, they can always make and receive calls.

As a result of its investments in state-of-the-art technology and in constant controls, the Mobistar network remains dependable and of excellent quality.

- 24 hours a day, four times per hour, Mobistar checks all of its technical components and the weather conditions.
- Seven measuring vehicles test coverage, dropped calls, echo, roaming and call volumes.
- Every day, 50 staff track down the weakest link in the chain and strengthen it.
- In total, 500 employees are involved every day in installing and maintaining the network.

Thanks to agreements with quality foreign carriers, Mobistar customers can continue to make optimum use of their mobile phones even while abroad. Mobistar has worldwide roaming agreements for voice telephony in 154 countries with 309 carriers, and in 38 countries with 68 carriers for GPRS.

> well on the way to 2,700 sites

Mobistar started out in 1996 with 500 sites – a number that has since grown to almost 2,700. Each week, the network is expanded further with two to three new sites coming on-stream. Today, the Mobistar network covers more than 99 % of the Belgian population. In Brussels, for example, the average distance between two Mobistar sites is only 500 metres. In locations where there are many office complexes, Mobistar is constantly improving reception inside buildings. Progress was also made on all Belgian motorways in 2004 so that optimum coverage can be achieved on every stretch of every motorway in Belgium.

> Mobistar modernises its 2G network and opts for Nortel Networks

Mobistar has selected Nortel Networks as its network provider for the coming years. This collaboration provides Mobistar with an enhanced access network, keeping it at the top of Belgian mobile phone services. In 2004, Mobistar further implemented its far-ranging modernisation plan for the 2G network. A simplified network architecture - in preparation for EDGE - and even better indoor accessibility are additional Mobistar plus points. While EDGE technology perfectly suits rapid mobile data transmission, it also has the advantage of being simple to use, which should ensure growing data traffic. Special attention has also been paid to improving the quality and capacity of the Mobistar network in heavy usage locations.

> Mobistar also calls on Nortel Networks for its 3G network

Mobistar is equipped with a Nortel Networks radio infrastructure for the 3G network, the next stage in mobile phone technology. In practical terms, this means that 3G technology delivers higher data transmission speeds and greater personal and business productivity, as well as a more extensive range of content and new services for video conferencing and video telephony. By the end of 2005, the 3G network in Belgium will have a coverage of 30 %, which is in line with the BIPT schedule.

Because Mobistar has chosen Nortel Networks to install its 2G and 3G networks, the transition between the two technologies will be made without difficulty. The choice of a single network supplier permits, among other things, reduced network operational costs.

> perfectly reachable at the airport, in all shopping centres and at major public events

Thanks to Mobistar, every customer can conduct crystal-clear conversations, even in locations where visitor numbers are high: at the Belgian coast, the national airport, Brussels metro stations, the main train stations and busy shopping centres. Whether for sending and receiving text messages, surfing WAP, or using GPRS, in these locations every Mobistar customer has access to full mobile comfort, even indoors. In dense areas, Mobistar is able to guarantee this level of mobile convenience by installing a specific 'hot spot' network.

Even during large public events, Mobistar is able to provide optimum coverage. When major events such as Couleur Café, Sea Food at the Heysel, Formula 1 Grand Prix, or the Dranouter Folk Festival are running, Mobistar deploys a mobile antenna unit (a truck with an antenna 30 metres high) to optimise network capacity. By providing these services, Mobistar is able to guarantee total mobile freedom so that users can make and receive calls, and text and MMS messages under the best possible conditions. In 2004, Mobistar also took the decision to deploy an extra, smaller truck with a 15-metre high antenna for events at locations where the high antenna cannot be set up, such as during the Marktrock event in Leuven.



> doing business in a social context

No company is isolated. A business always operates in the 'here and now' of its social context. In 2004, as it has done in previous years, Mobistar accepted its social responsibility and undertook a variety of initiatives of a social and ethical dimension. Society has responded positively to these programmes. Mobistar shares are included in a variety of ethical investment funds. Mobistar will continue to develop in this spirit of social commitment.

> extension of the Code of Conduct for SMS and MMS

In February 2003, Mobistar and the incumbent operator, along with the Minister for Telecommunications, Minister for Economic Affairs and 'Test Aankoop/Achats', presented a code of conduct for service providers and the suppliers of services and content via SMS and MMS. The third Belgian operator signed up to this code of conduct in May 2004. The code is designed to protect consumers and makes it possible for mobile multimedia services to flourish in an environment that has proper respect for the consumer. Among other things, the customers of mobile carriers benefit from the guarantee that all of the information they receive about the services offered is clear and unequivocal. The Code of Conduct even includes rules for the minimum point size to be used for tariff information appearing in the press.

> recycling mobile phones

Mobistar is careful and respectful of the environment. One striking example of this is 'Fonebak' - the recycling programme for old mobile phones and accessories, launched by Mobistar in 2003. Thanks to this programme anyone can exchange their old, but still functioning mobile phone at a Mobistar Center for an immediate discount of EUR 20.00 when they buy a new mobile phone. The phones collected are then handed over to Shields Environment, which specialises in environmentally-friendly waste management.

> partnership with the non-profit organisation Les amis des aveugles/ De Vrienden der Blinden

In December 2003, Mobistar entered into a partnership with the non-profit organisation Les amis des aveugles/De Vrienden der Blinden (Friends of the Blind). Mobistar is well aware that mobile phones are an essential means of communication, particularly for people who are visually impaired. That's why Mobistar offers blind people better access to mobile products and services. 2004 also saw the release of Braille versions of our product and service brochure, Tempo card user manuals, and various tariff packages. People who are blind or visually impaired can order these Braille publications by phone, fax or e-mail and they will be sent out free of charge. In working with this partnership, Mobistar hopes to promote the independence and social integration of people with sight handicaps.

> tsunami 12-12

The three Belgian mobile operators mobilised their resources for the national Tsunami 12-12 operation to collect money for the victims of the natural disaster in Southeast Asia at the end of 2004. For a period of twelve days, customers were able to send a text message valued at EUR 1.00 to the 3108 number. Almost one million text messages were sent and all the revenue from the collection was deposited in the account for the Belgian Consortium for Emergency Assistance Situations (Caritas International, Belgian Red Cross, Handicap International, Oxfam Solidarity, Red Cross Flanders, UNICEF Belgium).

> town planning

As it was done in previous years, Mobistar also sent out information in 2004 to local authorities and residents about the introduction of sites for the Mobistar network. Our aim is to keep everyone informed as well as possible about the expansion of the mobile phone network. As far as health issues and mobile phones are concerned, Mobistar continues to lead the way in implementing federal standards, which lay down limits for emission of electromagnetic waves.



annual report 2004



Mobistar has acquainted itself with the contents of the new *Code de Gouvernance d'Entreprise* (Corporate Governance Code) with considerable interest and confirms its willingness to comply with it. A presentation on the draft Code was given to the Board at its meeting on 5 October 2004; the discussion which ensued led to the creation of a Governance Supervision Committee within the Board of Directors. The mission of this temporary committee is to ensure that the provisions of the Code are applied adequately while taking into account the specific characteristics of the company.

Even though the new Code will not apply until the 2005 financial year, Mobistar has decided to already introduce some of the information required by the new Code in the Corporate Governance section of its annual report for 2004.

The same concern about transparency and observance of corporate governance rules has for the first time led Mobistar to submit a proposal for a share plan to the General Meeting of shareholders for approval.

Mobistar also hopes to encourage and facilitate the participation of shareholders at the Annual General Meeting. To that end, it has decided to introduce the use of the registration date procedure, which releases shareholders from the obligation to have their shares blocked for several days (and this will be combined with the "traditional" deposit procedure). The company has noted that institutional shareholders attach considerable importance to this eased procedure.

The company also proposes to abolish the rule enabling the company to acquire its own shares without a prior decision by the General Meeting, in order to avoid serious and imminent harm to the company. Contact with investors has confirmed that they wish to be convened should such a case arise.

1. Composition of the Board of Directors

The Board of Directors consists of a maximum of 18 directors pursuant to article 13 of the Articles of Association.

As at 31 December 2004, the Board consisted of 13 members, of whom 4 were independent directors. No age limit is imposed for being a member of the Board.

Name	Function	Main function	Age	Nationality	End of mandate
Jan Steyaert	Chairman of the Board	President Telindus Group	59	Belgian	2005
Bernard Moschéni (1)(2)(6)	Managing Director	Managing Director Mobistar	52	French	2005
Alex Brabers (3)	Independent Director	VP Venture Capital ICT (GIMV)	39	Dutch	2005
Annemie Neyts (3)	Independent Director	Member of Parliament	60	Belgian	2005
Sparaxis (3)(4)	Independent Director				2005
Eric Dekeuleneer (3)	Independent Director	CEO Credibe CEO University Foundation	52	Belgian	2005
Bernard Ghillebaert (1)	Director	CEO UK (Orange)	52	French	2005
SRIB / GIMB (5)	Director				2005
Sanjiv Ahuja (1)	Director	CEO (Orange)	48	American	2005
Brigitte Bourgoin (1)	Director	International Director (Orange)	51	French	2005
Tim Lowry (1)	Director	VP Western Europe (Orange)	49	British	2005
Michel Poirier (1)(6)	Director	Fin. & Treasury Director (FT)	55	French	2005
Wirefree Services Belgium (1)(7)	Director				2005

(1) Directors representing the majority shareholder (Wirefree Services Belgium).
(2) Director responsible for day-to day management.
(3) Mr Alex Brabers, Ms Annemie Neyts and the company Sparaxis, independent directors, were nominated by the General Meeting on 17 December 2003. Mr Eric Dekeuleneer was co-opted as an independent director on 18 November 2004; his mandate must be confirmed by the General Meeting on 4 May 2005. The independent directors have signed a declaration stating that they will observe the independence criteria set out in article 524 §4 of the Company Code.
(4) The company Sparaxis is linked to SRIW (Société Régionale d'Investissement de Wallonie) and is represented by Mr Eric Bauche (Advisor Executive Committee at SRIW).
(5) SRIB/GIMB (Société Régionale d'Investissement de Bruxelles/Gewestelijke Investeringsmaatschappij voor Brussel) is represented by Mr Serge Vilain (President).
(6) Messrs Bernard Moschéni and Michel Poirier were co-opted on 26 July 2004; their mandates must be confirmed by the General Meeting on 4 May 2005.
(7) The company Wirefree Services Belgium is represented by Mr Aldo Cardoso (independent director of Orange SA).

The resignations of Messrs Wilfried Verstraete and Richard Brennan were formally recorded on 26 July 2004 by the Board of Directors. The resignation of Mr Louis Tordeurs was formally recorded by the Board of Directors on 18 November 2004.

> presentation of directors nominated in 2004

Bernard Moschéni

52 years old, of French nationality, Bernard Moschéni was since February 2000 CEO of Orange Romania. He has been in managerial roles in France, Italy, Mexico and Romania for more than fifteen years. Until the beginning of the 1990s, he held various sales and financial positions in the Renault Group. With Banque Sofinco (Suez Group), he founded an Italian subsidiary for which he was sales director. In 1992, he joined the France Télécom group as general manager of a services subsidiary in Italy. He was subsequently appointed CFO of the Mexican carrier Telmex. In 1997, he joined Orange Romania, the mobile subsidiary of France Télécom, as CFO before being appointed CEO in 2000.

Michel Poirier

55 years of age, of French nationality, Michel Poirier has been Director of Finance and Treasury of the France Télécom Group since 1991. In this position he is responsible for operations concerning shares, finance, management of the Group's treasury, the accounts of the France Télécom Group and the financial monitoring of its subsidiaries. Michel Poirier is also Chief Executive Officer of Francetel and France Télécom Encaissement, two finance companies within the Group, acting Managing Director and Board member of COGECOM as well as Director of various companies in the Group.
Michel Poirier is an engineer who graduated from the Ecole Centrale du Nord and holds a Masters Degree in Economics. He is an alumnus of the Ecole Nationale Supérieure des PTT (Director of PTT).

Eric Dekeuleneer

52 years of age, of Belgian nationality, Eric Dekeuleneer is currently Director of Credibe (formerly OCCH-CBHK) and of the University Foundation. He formerly headed the Corporate & Investment Banking department of Générale de Banque (now Fortis Bank), having directed the capital market activities at Kredietbank SA of Luxembourg. He is also author of a number of publications on the capital markets and corporate governance.
Mr Dekeuleneer has been co-opted as independent director and meets all the criteria of independence stipulated by the *Code des Sociétés*.

It is important to note that the Shareholders' Agreement of 17 September 1998 provided that "the parties agree that they will not nominate candidates for functions within the organs and committees of the company when those individuals also hold mandates conflicting with those they will exercise within the company". Apart from this principle, there are no other internal rules governing the exercise of the function of director.

For the 2004 financial year, independent directors will receive a fixed fee of EUR 30,000 as well as an additional fee of EUR 2,000 for each Board committee meeting in which they participate. Other directors' mandates will be carried out free of charge.

There are agreements and/or invoicing arrangements between the various companies within the France Télécom/Orange group and the company, relating to services provided by staff members of companies within the France Télécom/Orange group in favour of the company. Inversely, the services provided by the company to the benefit of the group are also invoiced. The company has also entered into a management contract with the Telindus Group for the services of Mr Jan Steyaert to the company.

2. The operation of the Board of Directors

The Board is required to meet at least six times a year. The main subjects discussed by the Board in 2004 were:

> company strategy;
> company budget and finance;
> the operational and financial position;
> major projects;
> development of the regulatory framework;
> follow-up of major litigation.

Before each Board meeting, company managers systematically provide the directors with a file containing all the information and detail they need relating to matters on the agenda for discussion (the main ones being those listed above).

The company's Articles provide that resolutions of the Board of Directors are in principle passed by a majority of votes taken. However, the Shareholders' Agreement of 17 September 1998 provided that some decisions may only be adopted if no more than one director votes against it; this agreement also includes additional rules governing approval of the budget.

The Board of Directors met 8 times in the course of 2004. Three "technical" meetings also took place on 5 February 2004, 4 March 2004 and 6 October 2004 (recording an increase in capital following the conversion of warrants); these meetings are not included in the list of attendances below.

> attendance by Board members at meetings of the Board of Directors

Directors	9 February	25 March	20 April	19 May	26 July	5 October	18 November	14 December
Jan Steyaert	present	present	present	present	present	present	present	present
Bernard Moschéni	/	/	/	/	present	present	present	present
Alex Brabers	present	present	present	present	present	present	present	present
Annemie Neyts	present	present	present	present	represented	present	represented	represented
Sparaxis	present	present	present	present	present	present	present	present
Brigitte Bourgoin	present	represented	present	present	present	present	present	present
Sanjiv Ahuja	present	represented	absent	represented	represented	present	present	present
Bernard Ghillebaert	present	present	present	present	present	present	present	represented
Tim Lowry	present	absent	present	present	present	present	present	present
SRIB/GIMB	present	absent	absent	present	present	present	present	present
WSB	represented	present	absent	present	present	present	represented	present
Michel Poirier	/	/	/	/	present	present	present	present
Eric Dekeuleneer	/	/	/	/	/	/	present	present
Richard Brennan	present	represented	present	present	/	/	/	/
Louis Tordeurs	present	present	absent	represented	present	/	/	/
Wilfried Verstraete	present	represented	absent	represented	/	/	/	/

3. Committees formed by the Board of Directors

The Board of Directors has set up three statutory committees (the Audit Committee, the Remuneration Committee and the Executive Committee), as well as a non-statutory committee (the Governance Supervisory Committee, which is a temporary committee).

> the Audit Committee

The Audit Committee consisted of three directors for most of 2004; its composition was reviewed on 14 December 2004. Since then, the Committee has consisted of five directors: Messrs Alex Brabers (Chairman), Tim Lowry, Michel Poirier, Eric Dekeuleneer and the company Sparaxis (represented by Mr Eric Bauche).

The mission of this committee is to assist the Board of Directors in carrying out its duties with regard to the integrity of the company's financial information and, in particular, supervision of financial reports, internal audits, external audits and the financial relationship between the company and its shareholders. The Audit Committee met 5 times in the course of 2004.

Messrs Jan Steyaert and Alex Brabers participated in the meetings held on 3 February, 24 February, 19 May and 26 July 2004. Mr Alex Brabers also participated in the meeting on 20 October 2004. The other directors were appointed on 14 December 2004.

The main topics discussed by the Audit Committee in 2004 were:
> financial reporting;
> the statutory audit;
> internal audit missions;
> relationships with linked parties;
> accounting norms (and the IAS/IFRS transition);
> the Sarbanes Oxley project;
> company financing;
> taxation.

> the Remuneration Committee

At the end of 2004, the Remuneration Committee consisted of three directors: Mr Jan Steyaert (Chairman), Ms Bourgoin and Ms Annemie Neyts. The Remuneration Committee was expanded into the Remuneration and Nomination Committee on 14 December 2004; the relevant amendment of the Articles will be submitted to the General Meeting.

The company's Articles specify that the mission of this committee is to assist the Board of Directors in setting the remuneration of the company's senior management (the Chairman, directors, the Managing Director and individuals reporting directly to them). Since 14 December 2004, this committee has had the additional mission of assisting the Board of Directors in relation to nominations for, or re-election of, members of the Board of Directors.

The Remuneration Committee met 4 times in the course of 2004. Mr Jan Steyaert participated in the meeting on 3 February 2004 and Ms Brigitte Bourgoin was represented at that meeting. Ms Brigitte Bourgoin, Ms Annemie Neyts and Mr Jan Steyaert participated in the meetings on 19 May and 26 October 2004. Ms Brigitte Bourgoin and Mr Jan Steyaert also participated in the meeting on 14 December 2004; Ms Annemie Neyts sent her apologies.

In 2004, the Remuneration Committee examined the staff bonus schemes, the remuneration of members of the "Management

Committee" (including the remuneration of the new Managing Director), as well as an offer from the French government in the context of a French ministerial order of 3 September 2004 offering employees the opportunity to purchase shares in France Télécom. The committee also discussed a discounted stock purchase plan and a final decision in respect of that matter remains to be taken by the Board of Directors and the General Meeting.

> the Executive Committee

The Board of Directors has set up an Executive Committee. The extent of the powers and the operation of the Executive Committee were determined by an internal regulation. Certain important matters expressly listed in this regulation (such as the drawing-up of the annual budget, decisions involving a major amendment to the budget, nomination of directors and other matters of similar magnitude) require prior consultation of the Executive Committee by the "Management Committee".

The composition of the Executive Committee was reviewed on 14 December 2004. The Committee consisted of five directors at the end of 2004: Ms Brigitte Bourgoin (President), Messrs Bernard Moschéni, Jan Steyaert, Tim Lowry and the company SRIB (represented by Mr Serge Vilain).

The Executive Committee met twice in the course of 2004.

Ms Brigitte Bourgoin and Messrs Tim Lowry and Serge Vilain (representing SRIB) participated in the meetings on 29 April and 26 October 2004. Mr Bernard Moschéni and Ms Annemie Neyts participated in the meeting on 26 October 2004. Ms Annemie Neyts was excused for the meeting on 29 April 2004.

In 2004, the Executive Committee dealt in particular with the following matters:
> the company's results;
> the broadband project;
> new investments;
> the replacement of equipment (Nortel Swap);
> progress of the UMTS project.

> the Governance Supervisory Committee

This committee is a temporary committee, set up on 14 December 2004 following publication of the new *Code de Gouvernance d'Entreprise*, in order to monitor developments in relation to corporate governance and to ensure their implementation at Mobistar.

This committee consisted of 4 directors at the end of 2004: Messrs Eric Dekeuleneer (Chairman), Tim Lowry, Jan Steyaert and the company Wirefree Services Belgium (represented by Mr Aldo Cardoso).

The Governance Supervisory Committee did not meet during 2004 but has already drawn up a programme of meetings for their work in the 2005 financial year.

4. The remuneration of directors

As required by the *Code de Gouvernance d'Entreprise*, the company has decided to publish the remuneration of the Managing Director and the (global) remuneration of the Management Committee.

> managing director

- basic remuneration (gross annual salary):	EUR	276,757
- variable remuneration (maximum):	EUR	138,379
- other elements of remuneration:		
• fees specific to the employer:	EUR	6,156
• insurance:	EUR	86,552
• other:	EUR	107,953

The Remuneration Committee has given a favourable opinion on the remuneration of the new Managing Director and was followed in this respect by the Board of Directors.

> management committee (except for the managing director)

On a global basis:

- basic remuneration (gross annual salary):	EUR	1,417,805
- variable remuneration (maximum):	EUR	481,400
- other elements of remuneration:		
• fees specific to the employer:	EUR	44,208
• insurance:	EUR	277,938
• other:	EUR	7,408

Neither the Managing Director nor the members of the Management Committee have received shares, warrants or stock options in the course of 2004.

5. Day-to-day management

Mr Bernard Moschéni was appointed director on 26 July 2004 and has occupied the position of Managing Director since 1 October 2004.

Following the meeting on 24 July 2003, the Board decided not to take advantage of a possibility under the law and the Articles to delegate certain powers to a management committee.

In order to assist the Managing Director in the exercise of his day-to-day management responsibilities, a "Management Committee" meets in principle on a weekly basis. Each member of this committee has the authority to bind the company, either by two members acting as joint signatories or by each member signing jointly with a director. With the exception of Mr Bernard Moschéni (Managing Director of the company), each member of the "Management Committee" heads a department within the organisation.

The following are members of the Management Committee:

Bernard Ghillebaert (Head of Mobistar Group) - till 30.09.2004
Bernard Moschéni (Head of Mobistar Group) - since 01.10.2004
Yves Bazin (Head of Customer Technology Solutions)
Bernard Buyat (Head of Customer Services Operations)
Adriana Paun (Head of Human Resources & Hotelling Services)
Paul-Marie Dessart (Head of Legal & Regulatory)
Jacques Recourdon (Head of Marketing & Communication)
Hans Swaeb (Head of Personal Market Unit)
Pol Vanbiervliet (Head of BU Corporate & Professional)
Martine Verluyten (Head of Finance & Supply Operations)
Anne-Catherine De Decker (Head of Corporate Programs & Quality)

In addition to the members of the "Management Committee", some employees of the company have also been granted the power to sign for current commitments relating to their area of responsibility.

Members of the Management Committee are considered as members of the Executive Management for the purposes of the new Code de Gouvernance d'Entreprise, without falling within the definition of the Board of Directors contained in the company's Articles.

6. Surplus allocation policy

The company confirms that it intends to follow a policy of declaring attractive dividends while taking into account financial constraints.

The company was subject to certain restrictions affecting its scope for payment of dividends under a loan agreement with a consortium of banks. Following the early repayment of that loan on 31 December 2003, these restrictions no longer apply.

Nor do legal restrictions, and specifically article 617 of the *Code des Sociétés*, which provides that "*no distribution may be made when, at closing of the previous financial year, net assets shown in the annual accounts are, or would become following such a distribution, less than the total paid-up capital or, if higher, called-up capital, plus all reserves that the law or the Articles do not allow to be distributed*", prevent payment of a dividend.

In this context, the Board has decided to recommend to the General Meeting that a dividend be paid. The recommended amount is EUR 2 (gross) per share. This sum was determined on the basis of the resources available to the company (free cash flow) and in line with the yield of dividends offered by other, comparable companies.

7. Relations with and between shareholders

The sponsors of the company (namely the companies Wirefree Services Belgium and Telindus Group) entered into a contract prior to formation of the company with the intention of defining the co-operation between them once the company had been formed (agreement of 26 May 1995 and amendment of 18 December 1995).
There is also a Shareholders' Agreement concluded on 31 July 1996, which was amended and completed by a Shareholders' Agreement dated 17 September 1998. There is also an agreement dated 31 July 1996, under which certain private company (minority) investors agreed to distribute between themselves the prerogatives granted to them under the first Shareholders' Agreement.

These agreements have lost some of their applicability following sales of Mobistar shares by some signatories. The Shareholders' Agreements will expire in October 2006; the company is not aware of any intention to renew these agreements on the part of the shareholders signatories to the agreement.

Shareholders structure as at 31 December 2004

Mobistar' shareholders	**Number of shares**	**Capital Percentage**
Wirefree Services Belgium (1)	31,753,100	50.37%
Telindus Group (1)	2,921,182	4.63%
Bruficom (2)	2,539,182	4.03%
Fidelity/FMRCorp. (3)	2,081,903	3.30%
Others	23,740,422	37.67%
Total number of shares (4)	**63,035,789**	**100%**

(1) Figures based on the declaration of transparency of 30 December 2003.
(2 The number of shares held by Bruficom is based on the declaration of transparency of 28 January 2003. This declaration indicated at that stage that the figure had not been confirmed by Bruficom. This figure is therefore not necessarily correct; the only certainty is that the percentage of shares held by Bruficom must be between 3 and 5% (a declaration of transparency is required below and above that threshold).
(3) Figures based on the declaration of transparency of 17 December 2004. The company estimates that the shares held by Fidelity International Limited and FMRCorp still form part of the free float.
(4) At the end of 2004, a total of 255,826 warrants were still in circulation; each warrant entitles the holder to subscribe to a Mobistar share on payment of a price on exercise of that right of EUR 34.15.

management report for the 2004 financial year

(consolidated and non-consolidated)

1. Key events 2004

> evolution of the mobile market

According to Mobistar figures, the mobile telephony market, which had recorded growth of 5.6% in the course of 2003, has grown further by 8.2% in 2004, reaching 81.7% of the population of Belgium by the end of the financial year, compared with 75.5% a year previously.

As at 31 December 2004, Mobistar had 2,845,762 active customers, 245,581 more than the 2,600,181 customers posted at the end of 2003. This 9.4% growth of the active Mobistar customer base does not include the 26,631 'Machine-to-Machine' cards (on-line data processing, telemetry...) which were active at the end of 2004, as against 15,187 cards at the end of 2003.

The operator has completed an especially impressive fourth quarter, because its customer base achieved net growth of 102,495 active customers between 1 October 2004 and 31 December 2004.

It is also noteworthy that growth is most significant in the 'postpaid' segment (contracts) which, having grown by 201,412 units in 2004, has reached a market share of 35.4% of the active customer base, against 31% at the end of the preceding year.

> development of products and services

Mobile products and services

The growth of Mobistar has been supported by continuous research into products and services which respond to the expectations of existing and future customers.

The success of the operator is associated with a segmented approach to its customer base, which gives rise to specific actions designed to enhance the loyalty of existing customers. This approach is especially appropriate in a context in which competition and the migration of users of pre-paid cards are determining factors.

The principal points in relation to Mobistar's development of products, services and sales offers in the course of the past financial year are as follows:

> Mobistar vip
This new subscription formula, launched by Mobistar in October 2004, mainly addresses intensive users (from 250 minutes of call time a month). Mobistar vip, which is based on a sliding scale of charges applicable from the first minute of call time, does not involve payment of any activation or subscription charges. This formula also enables access to a privileged, personalised service ('premium service') traditionally reserved for business users.

> Services materialisation
Among the flurry of year- and sales offers initiated at the end of the 2003 financial year, Mobistar developed a series of offers and products in the form of promotional cases in the course of 2004: SMS packages of 30, 60 and 120 units, the Mobistar Home offer and end-of-year promotions for existing customers.

> Orange World
The wap portal Orange World, launched in 2004, provides users with immediate mobile phone access to a whole range of news and services, divided into three categories: contacts (MMS, chat box, Mobile Hotmail, ...), leisure (Java games, logos, ring-tones, ...) and information (news, weather, sport, stock market, ...). The launch of Orange World enabled expansion of the range of Mobile Data applications and provided access to new services introduced by the Orange Group. Taking the development of MMS (Multimedia Messages) into account, a new tariff structure for the various data applications (text, photographs and video) was introduced in the course of the second quarter of 2004.

> Tempo Tribe
In view of the trends in SMS, the preferred means of communication among young people, Mobistar has created Tempo Tribe, an exclusive website enabling Tempo customers (prepaid cards) under 24 years of age, to benefit from a particularly advantageous SMS rate and to access a series of games, competitions and gifts.

> Blackberry®
In July 2004, Mobistar launched the Blackberry® wireless solution on the Belgian market. It was developed by the Canadian company RIM (Research in Motion), and Blackberry® has attracted over 2 million users worldwide, making it possible to read and deal securely with e-mails in real time using a compatible mobile terminal.

> Mobile Office card
The Mobile Office Card was developed on the basis of the opportunities made available by GPRS in the area of data transmission. It is a PC card, enabling business users with use of a lap-top to surf the Internet or access their business network via the Mobistar network.

> VPN (Virtual Private Network)
Mobistar has pursued development of VPN applications, integrating fix and mobile telephony within an 'intelligent network'. This type of solution, which is based on the convergence of information and communication technologies, has enabled the operator to secure major contracts with clients like the SNCB or the Flemish Community.

Non-mobile activities

Mobistar has pursued its strategy of the development of Mobile Data activities, focusing more on the development of convergence solutions rather than the provision of new services linked exclusively with fixed-line data transmission.

Investments in broadband solutions (DSL) have moreover injected a new commercial dynamic into Mobistar. The operator has confirmed its intention to launch ADSL products and Internet telephony (VOIP) in 2005, thus resolutely playing the alliance of technologies card.

In the area of the fix telephony, Mobistar has recorded growth of 10% of turnover through voice dealers, Internet Service Providers (ISPs) and in the 'Corporate' segment, which is sensitive to convergent products offered by Mobistar combining fix, mobile and SDSL technologies.

> distribution

The Mobistar Centers network was rationalised during 2004. Three Mobistar Centers were closed down, while a new point of sale was opened in Brussels. Some Mobistar Centers were also reorganised. The operator currently includes 129 Mobistar Centers.

The distribution strategy is based on four principal blueprints:
> re-proportioning the distribution landscape;
> segmentation of each point of sale based on its sales potential;
> increased emphasis on exclusive distribution;
> increased sales share in non-exclusive distribution channels.

Some innovations launched by Mobistar in 2003 and 2004 create new distribution opportunities, despite the high level of market penetration. Expansion of the range has made it possible to stimulate the 'mass-market' distribution network, whose offer is no longer limited to the products and services associated with pre-paid cards.

Pursuit of co-operation with a direct sales partner has moreover enabled Mobistar to strengthen the significant growth of its postpaid contract sales.

> development of the network

In 2004, Mobistar took a series of strategic decisions related to the development of its network, in line with its growth targets.

The Board of Directors selected the company Nortel Networks as its exclusive partner in the development of the radio infrastructure for its network. This decision constituted an important step for Mobistar in the implementation of EDGE and 3G technologies, which will enable it to develop new, high added-value services. The move from a multi-supplier network towards a single supplier network will also have a positive effect on the operator's costs.

As a result of this co-operation with Nortel Networks, the Mobistar network will be fully equipped with EDGE technology from the end of the third quarter of 2005. EDGE enables Mobistar to offer its customers a first-class data transmission service in record time, wherever they are. Mobistar users will in fact have the opportunity to access the Internet, to exchange extended SMS, MMS and e-mails or to load files via their mobile phone very quickly, within times very close to those of 3G (UMTS) technology.

In addition to the development of EDGE, Mobistar is progressively deploying 3G (UMTS) technology, which makes possible a noticeable increase in data transmission rates. This development makes possible access to an improved level of personal and business productivity. It also paves the way for the development of new services such as video-conferencing and video-telephony. In 2005, Mobistar will offer UMTS to the business market in a series of Belgian cities, thereby fully complying with conditions of the UMTS licence, namely coverage for 30% of the population before 1 January 2006.

The new partnership with Nortel Networks accelerated the pace of investment mainly during the fourth quarter of 2004. 258 new sites accordingly came on stream in the course of the year. At the end of 2004, the Mobistar network amounted to 2,680 sites, 961 of which are shared with other operators.

Efforts to increase the density of the network took the form of creation of 792 additional units in the course of the year, to reach a total of 7,803 units by 31 December 2004.

> Significant Market Power

Since 21 January 2003, the Belgian Institute of Postal Services and Telecommunications (BIPT) has considered Mobistar to be a "significant market power operator" in the public mobile network market and the national interconnection market. According to BIPT estimates, Mobistar has in fact achieved the 25% threshold in market share which determines its SMP (Significant Market Power) status. This status has direct consequences in terms of orientation of the wholesale tariffs towards the cost price, non-discrimination and obligations of transparency with regard to the retail tariffs.

The Committee of the Belgian Institute of Postal Services and Telecommunications (BIPT) concluded on 23 September 2003, in its decision concerning Mobistar's mobile terminating rates (MTR), that the costs model presented by the operator satisfied the principles of causality of costs, transparency and objectivity. The Institute also concluded that Mobistar terminating rates are cost-oriented. Applying this decision and because of its continuing growth, Mobistar went on to reduce its mobile terminating rates again by 7% (excluding consumer price index) in November 2004, in addition to the reduction of 6% agreed in November 2003.

> subsequent events

Pursuant to a complaint brought by Proximus and Base, the Antwerp Commercial Court delivered judgment on 23 December 2004, finding against the sale of Tempo packs including call units as well as the sale of MMS packs including 100 MMS. These sales have been formally prohibited since 11 January 2005. Mobistar has complied with the decision and taken all necessary measures required by the judgment, with the result that no additional cost should be provided for in the annual accounts for the past year. Mobistar has lodged an appeal against this decision.

2. Comments on the consolidated accounts and the financial performances of the Mobistar Group

The consolidation scope encompasses the parent company, Mobistar S.A., and its two wholly-owned subsidiaries Mobistar Corporate Solutions S.A. and Mobistar Affiliate S.A. The consolidation method applied is that of global integration.

> results

In the course of the 2004 financial year, the group recorded a net result of 252.8 million euros, posting a rate of growth of 11.2% compared with the preceding year, despite the significant impact of tax amounting to 105.5 million euros. The capacity thereby generated for self-finance, before taxes on profits are taken into account, amounted to 368,1 million euros, compared with 307.8 million euros achieved in 2003. This enabled the group to reconstitute its issued share capital, to post own funds in excess of that capital, to pursue a significant reduction in its indebtedness (-41.1% in 2004) and to recommend distribution of a dividend of 126 million euros.

Once again, these excellent results were achieved as a result of significant growth in revenue combined with continuing cost control.

Consolidated turnover has increased by 16.2%, from 1,159.7 million euros to 1,347.4 million euros. Turnover in mobile activity has grown by 16.5%, from 1,071.9 million euros to 1,248.4 million euros. Turnover in Fixed Voice and Data activities has gone up by 10.2%, *from 94.2 million euros to 103.8 million euros.*

The increase in the number of active customers by 9.4% makes a major contribution to the turnover achieved in mobile telephony. This increase is mainly associated with "postpaid" activity, both in the business segment, through acquisition of major corporate customers, and in the residential segment, where success is related to tariff plans which are well-adapted to specific customer segments (young people, families, business people, ...). This growth has been supported by the portability of numbers between mobile telephony operators and by the efficiency of the various distribution channels.

In compliance with the conclusions contained in the decision of the BIPT Board, Mobistar reduced its terminating rates in November 2004 by 7% for calls from other operators to its network (MTR, Mobile Terminating Rate). A reduction of 6% had already been applied in November 2003. Despite these measures, the ARPU (Average Revenue Per User) has continued to grow, reaching 36.64 euros per month per active customer, an increase of 5.1%. Trends in the ARPU, increasing both for prepaid cards (17.97 euros per customer) and for contracts (66.10 euros per customer), was strengthened by the increase in the proportion of subscription customers as part of the Mobistar customer portfolio.

With regard to "Mobile Data" activities, total gross revenue from mobile data transmission, before deduction of payments due to partners, amounts to 15.9% of turnover in mobile telephony, or 188.5 million euros.

SMS added-value applications, such as downloads of logos or ring-tones, voting by SMS and games, doubled in 2004 to a volume of 70 million SMS, generating gross turnover of 29.6 million euros (11.4 million euros after payments due to partners). This growth has been strengthened by the diversification of applications and the growing penetration of the market by multi-media phones. Mobistar has taken an active part in the distribution of this type of terminal. In parallel, creation of the new Orange World portal along with a major promotional campaign, organised over the summer, supported the growth in the number of MMS users. At the end of 2004, Mobistar had 68,139 active MMS users (+176%) and 21,057 active Orange World users.

The cost control programme implemented by Mobistar continued in 2004 and focused in particular on the revision of maintenance contracts, which made it possible to keep the growth of operating expenditure below that of income.

Consolidated operating costs increased from 940.5 million euros in *2003 to 1,008 million euros in 2004. This amounted to an increase of* 7.2%, and was essentially associated with the increase in costs of inter-connection (+32.8 million euros), which was closely related to the increase in turnover.

Other costs of equipment and goods sold grew by 30.3 million euros following the increase in the volume of purchases of contents (logos, ring-tones, ...) and the increased cost of rented lines, which was affected by non-recurrent events in 2003.

On the other hand, the cost of services and other goods increased by 39.8 million euros due to the combined effect of trends in remuneration for distribution channels (associated with increased sales) and the use of external consultancy services in the context of specific projects.

Remunerations and social security payments fell by 7.1 million euros, largely as a result of a reduction in the average number of employees over the year by about 1.6%.

Amortisation of fixed assets and positive consolidation adjustments were stable, at a total of 175.4 million euros at the end of the 2004 financial year, as against 174.3 million euros in 2003.

Provisions for bad debts were subject to a significant recovery in 2004, which explains the favourable variance of 21.9 million euros posted under this heading compared with 2003.

1 All financial data per activity mentioned in this report are given before elimination of the inter-activities transactions.

Other operating charges fell by 7.5 million euros as a result of the reduction in provision for final losses in respect of trading debts.

The 2004 EBITDA of the Mobistar group showed an increase on an annual basis of 28.5% to 558.4 million euros, or 43.6% of the telephony turnover. For 2004, the operator posted a net profit of 252.8 million euros, a rise of 11.2% after tax of 105.5 million euros charged on the result. The net earnings per share amounted to 4.01 euros.

The increase in profitability was translated into significant development of the EBITDA of mobile activity, which rose from 422.8 million euros in 2003 to 521 million euros in 2004, or 44.1% of the mobile telephony turnover. The operating result of the mobile activity reached 353 million euros in 2004 against 256.8 million euros in 2003, a 37.5% growth.

The contribution of the fixed voice and data services to the Mobistar Group EBITDA rose to 37.4 million euros as against 11.9 million euros in 2003. The operating profit of this business activity is 30 million euros, as against 3.6 million euros in the previous financial year. It was markedly affected by non-recurrent writing back of provisions for bad debts.

The group's operating result rose from 260.4 million euros in 2003 to 383 million euros for the financial year under review, which represents an improvement of 47.1%. The consolidated net result reached 252.8 million euros, against 227.4 million euros one year previously.

> balance sheet

The consolidated balance sheet total amounts to 1,120.9 million euros.

The assets shown in the balance sheet consist of:

> fixed assets amounting to 805.3 million euros, or 71.8% of total assets. They include in particular the goodwill relating to the acquisition by Mobistar of Mobistar Affiliate S.A., accounted for as positive consolidation difference and amortised over 10 years;

> current assets amounting to 315.6 million euros, comprising mainly trade receivables of 154.6 million euros and short-term deposits of 105.5 million euros.

Liabilities shown in the balance sheet consist of:

> shareholders' equity of 440.6 million euros, consisting of capital of 435.5 million euros, share premiums of 14.2 million euros, consolidated reserves of -9.4 million euros and capital subsidies of 0.3 million euros.

> in the course of the financial year, issued capital and share premiums increased by 3.6 and 14.1 million euros respectively following exercise of 517,520 warrants by employees, the number of warrants subsisting on closure of the financial year amounts to 255,826;

> provisions for liabilities and charges amounting to 6 million euros;

> long-term debts associated with financing amounting to 250 million euros;

> short-term liabilities, amounting to 359.7 million euros, including a dividend of 126 million euros;

> accrued charges and deferred income for 64.6 million euros.

3. Comments on the 2004 annual accounts of Mobistar S.A.

> income statement

Following acquisition of the entirety of the assets of Mobistar Corporate Solutions S.A. by Mobistar on 31 December 2003 and in order to ensure the comparability of the figures shown, Mobistar's income statement for the 2004 financial year is compared on a pro forma basis with the consolidated data for the two bodies as at 31 December 2003.

Turnover for the 2004 financial year rose to 1,347.4 million euros, an increase of 16.2% compared with 1,159.7 million euros achieved in the course of the preceding financial year using data consolidated on a pro forma basis. This growth should be seen in the context of the factors described above.

Capitalised production, including the costs of information technology development together with research and design costs for the new sites required for deployment of the network, rose to 12.5 million euros for the 2004 financial year, as against 10.7 million euros for the 2003 financial year.

Other operating revenues rose to 35.3 million euros and were equivalent to those achieved in 2003 on a pro forma consolidated basis. These revenues represent income from re-invoiced charges and relate principally to the services provided by Mobistar as a "shared services center" to its subsidiary Mobistar Affiliate S.A., together with services provided to the Orange Group. These operating revenues also include the income from recharging for sites shared with other operators, as well as the income from the billing of information provided to the legal authorities.

Operating expenses, whose rate of growth is lower than that of turnover, remain well under control. They rose to 1,024 million euros, an increase of 8.3% compared with 2003 on a pro forma consolidated basis, and can be broken down as follows:

> purchases and supplies for an amount of 442.6 million euros, principally constituted by interconnection costs (64.9% of the total as against 67.1% in 2003 in data consolidated on a pro forma basis). The balance consists mainly of costs associated with the operation of the technical network, leased lines and the costs of mobile phone and SIM card sales.

> miscellaneous goods and services represent a total of 270 million euros, compared with 231.4 million euros in the previous financial year on a pro forma consolidated basis. This significant increase of 16.7% is essentially derived from the growth in remuneration of

the distribution channels, associated with the favourable development of the customer base and the acceptance of liability for commissions associated with the development of customer loyalty from the point of activation of subscriber contracts.

> remuneration, social security and pensions amount to 126.9 million euros as against 134 million euros for the preceding financial year on a pro forma consolidated basis. The reduction is mainly explained by a reduction of 1.4% in the average number of employees.
> depreciation and write-offs on formation expenses, tangible and intangible assets amount to 186.1 million euros for the 2004 financial year (172.9 million euros in 2003 in pro forma consolidated data), which includes a depreciation charge of 12 million euros relating to goodwill, amortised over 5 years, which accrued on acquisition of the entirety of the assets of Mobistar Corporate Solutions S.A.
> recovery of write-offs on stocks and trading debts were largely derived from writing back provisions for bad debts of 9.4 million euros in fixed telephony activity. This is due to the permanent improvement in the recovery of debts as they fall due and the entry of a trade receivable of 4 million euros under "other operating expenses" as a final loss due to a business failure. On the other hand, provision of 9 million euros was constituted in 2003 to cover debt in respect of municipal and provincial taxes, which have been demanded and disputed (see the paragraph relating to litigation). At the end of 2004, this provision rose to 11.8 million euros, 2.8 million of which were allowed for in that financial year.
> provision for risks and liabilities, which amount to a total of 1.6 million euros, relate to various legal disputes and are reducing significantly as a function of the reserve of 4.3 million euros which was constituted in 2003 (which included 2.5 million euros to guarantee repayment of a bank credit line granted to the temporary joint venture Irisnet).
> other operating expenses amount to 6.1 million euros in 2004, as against 13.3 million euros in 2003, as a result of the favourable trend in the allowance for final losses in respect of trade receivables.

The EBITDA of Mobistar S.A. increased by 28.8% compared with the preceding financial year to 557.3 million euros (432.7 million euros in 2003 in data consolidated on a pro forma basis).

The operating profit for the financial year reached 371.2 million euros after depreciation of the goodwill for a sum of 12 million euros. The increase compared with the 259.8 million euros achieved in 2003 in data consolidated on a pro forma basis is explained, as at the previous year-end, by the combined effect of a significant increase in turnover and good control of operating expenses.

The financial income generated in the course of the financial year rose to 1.9 million euros and are located at a level equivalent to the returns recorded at the preceding year-end in data consolidated on a pro forma basis.

Financial charges at the year-end represent 26.7 million euros after capitalising interim interest of 1.3 million euros. In 2003, financial charges consolidated on a pro forma basis represented 34.9 million euros after deduction of 0.3 million euros in interim interest. The reduction in financial charges was again significant as a result of the continuing fall in indebtedness, despite the negative effect of the termination of interest rate swap contracts, which generated an expense of 10.9 million euros.

With regard to exceptional expenses, Mobistar has pursued the write-off of its holding in Mobistar Affiliate S.A., spread evenly over 10 years. Liability for this year-end amounts to 1.4 million euros.

In 2003, Mobistar had posted a reduction in value of 12.6 million euros, 11.2 million euros of which have been eliminated in data consolidated on a pro forma basis, amortising completely the value of its 100% holding in the capital of Mobistar Corporate Solutions following acquisition of all of the assets of that company.

For the first time in its history, Mobistar has declared a taxable profit at the end of the 2004 financial year. The estimated liability for tax on profits amounts to 105.5 million euros, 105 million of which have already been discharged through advance payments of tax.

Mobistar shows a net result after tax of 239.5 million euros, an increase of 6.3 % compared with 225.3 million euros in data consolidated on a pro forma basis (226.2 million euros on a statutory basis) at the 2003 year-end.

The Board recommends to the General Meeting of Shareholders that the result be allocated as follows:

• Profits for the period available for appropriation	239.5 million euros
• Loss brought forward from the preceding period	-81.6 million euros
• Profits to be appropriated	157.9 million euros
• Allocation to legal reserve	7.9 million euros
• Profits to be carried forward	24.0 million euros
• Dividends	126.0 million euros

> balance sheet

The company's total balance sheet rose to 1,166.7 million euros, an increase of 13.2% compared with the previous financial year.

The slight decrease in the net value of fixed assets (-1.6%) results from the amount of investments made in the course of the financial year of 173.3 million euros, from the cost of amortisation posted at 186.1 million euros, 12 million of which related to goodwill, and from the reduction in value of 1.4 million euros posted in relation to the holding in the subsidiary Mobistar Affiliate S.A.

Current assets have virtually doubled in value during the 2004 financial year to reach 314,2 million euros, as a result of the combined effect of the increase in term deposits (+89 million euros) and trading debts (+41.4 million euros, of which 13.4 million euros were provisions written back, 7.5 million euros in credit notes to be received and the balance arising from the increase in turnover).

At the end of 2004, shareholders' equity exceeded share capital as a result of the complete purge of deferred losses, the allocation to legal reserves of 5% of the profits of the financial year after allocation of deferred losses, i.e. 7.9 million euros, and the allocation as a deferred profit of the balance of 24 million euros after allocating 126 million euros, or 2 euros per share, as dividends.

Long-term financing debts have diminished overall by 174.5 million euros as a result of the early repayment of borrowings shown in the 2003 balance-sheet of 424.5 million euros and of the conclusion of a new long-term finance contract with the France Télécom Group for 250 million euros.

Short-term non-financing debts increased by 41 million euros mainly as a result of a reduction in fiscal, salary and social security debts (-15,7 million euros) and an increase in trading debts (+55 million euros, a significant element of which arose from the level of investment sustained in the network and the increases in payments for distribution circuits).

Fixed assets break down as follows:

> intangible assets amounting to 427.7 million euros, and largely related to GSM and UMTS licences and the associated information technology developments, together with the net value of goodwill amounting to 48.1 million euros from the acquisition in 2003 of all of the assets of Mobistar Corporate Solutions S.A., amortised over 5 years.
> tangible assets amounting to 416.3 million euros. These relate to network infrastructure, GSM equipment and added-value services.
> financial assets amounting to 8.5 million euros and consisting of the net value of the 100% holding in Mobistar Affiliate S.A., a loan to Mobistar Corporate Solutions S.A. and securities paid in cash.

Current assets reached 314.2 million euros, against 163.8 million euros at the end of 2003. This development results from:

> an increase in the level of stock to 18 million euros, growth of 85.6% compared with 9.7 million euros posted at the end of 2003 (which reflected an historically low level of stock due to a certain shortage of availability on the market of GSM terminals);
> an increase in accounts receivable within one year to 155.3 million euros or 33.5% more than the preceding financial year for the reasons set out above;
> short-term investments of 105.5 million euros against 16.5 million euros one year earlier;
> liquid assets of 1.1 million euros;
> accruals of 34.3 million euros.

Liabilities shown on the balance sheet consist principally of:

> capital and reserves of 481.9 million euros (350.8 million euros at the end of 2003), consisting of paid-up capital of 435.5 million euros, share premiums of 14.2 million euros, a legal reserve of 7.9 million euros, a profit carried forward of 24 million euros and capital subsidies of 0.3 million euros;
> provision for risks and liabilities amounting to 6 million euros;
> long-term financing debts, including part maturing during the year, amounting to 424.5 million euros in 2003, have been reduced to 250 million euros following restructuring of the debt referred to above;
> debts payable within one year amounting to 364.9 million euros against 257.9 million euros in 2003, and which consist of:
  - short-term financing: 6.3 million euros against 64.8 million euros in 2003;
  - trade accounts payable: 197.3 million euros against 142.3 million euros in 2003;
  - tax, salaries and social security debts: 34.9 million euros, against 50.6 million euros in 2003;
  - other debts: 126.4 million euros, of which 126 million euros allocated to dividends, against 0.2 million euros in 2003;
> accruals: 64 million euros in respect of deferred income, against 53 million euros at the end of 2003.

> litigation

Radio masts: Since 1997, several Belgian municipalities and two provinces have imposed annual fiscal charges on pylons, masts and antennæ erected in their area. These taxes are being challenged before the Council of State and the Courts of First Instance (Tax Chamber).
The auditeur (junior official) of the Dutch-speaking chamber of the Council of State held in favour of the legality of these taxes, whereas the French-speaking chamber delivered an interrogatory order by way of preliminary question to the European Court of Justice as to whether these taxes conform to European regulations. The court has not yet issued a decision.

In view of the uncertainty surrounding the forthcoming decision, the receivable representing the claimed taxes plus statutory interest had, at the end of the 2003 financial year, given rise to a reduction in value recorded in the profit and loss account of a total of 9 million euros. In the absence of new developments in this case, the total amount of claimed taxes, plus interest on arrears, has risen to 11.8 million euros as at the end of 2004, 2.8 million of which arose in respect of that financial year.

Packs: The Antwerp Commercial Court has held that Mobistar is in breach of the law on commercial practices in respect of its combined offer of terminals with SIM cards and call credits or terminals with call credits. It ordered cessation of this type of sale. Mobistar has lodged an appeal against this decision.

Terminating rates: A competitor has challenged a decision of the BIPT which set Mobistar's terminating rates for a period of two years beginning in 2003. These proceedings are pending before the Court of Appeal as having jurisdiction to deal with cases involving decisions of the BIPT. Mobistar has intervened in the proceedings lodged against the BIPT in order to protect its interests.

Mobistar has intervened in the proceedings brought by Base against Proximus, which is seeking damages and interest as compensation for **abuse of dominant market position** in certain business segments. Mobistar is also requesting appointment of an expert to determine the level of the losses incurred. The proceedings are pending before the courts.

The three operators active in Belgium have decided to challenge the decision of the BIPT relating to the **cost of transfer** when a mobile phone number is portable. Mobistar maintains that the price asked for transfer of several numbers is too high and that to pay that price amounts to a subsidy of the trading activities of the dominant party. This case has been brought before the Court of Justice in Luxembourg in the form of a preliminary question to establish whether the regulator's action in setting this conforms to European regulations.

KPN Nederland sued Mobistar for using the **color green as a brand.** KPN asks Mobistar to stop using the color green as main (brand) color in all communication. The date of pleadings is not yet known.

4. Outlook

2004 continued to be characterised by a significant rate of growth for Mobistar. The operator has demonstrated confidence in the prospects for the development of the sector and in its own growth potential, despite the high level of penetration of the Belgian market now achieved by mobile telephony.

Mobistar continues to favour a segmented approach to the market in each of its activities. The operator intends, more than ever, to provide products and services entirely determined by the needs and expectations of its customer base in terms of its commercial, socio-economic, cultural and other characteristics.

Furthermore, convinced that convergence will be a determining factor in the development of mobile telephony, the company intends to develop a series of solutions integrating different communication technologies (mobile telephony, fixed line, data, multimedia, ...). Its approach aims to satisfy the totality of the communication needs of its customer base and to support ongoing efforts to promote customer loyalty. In this context, Mobistar will launch, in the course of the coming year, an ADSL solution via its network intended for the residential market.

Mobistar intends to place special emphasis on measures intended to promote customer loyalty in both prepaid and postpaid segments. The results of the R@ce programme have been systematically applied. Mobistar expects a further increase of over 10% in its income in the 2005 financial year.

Based on its anticipated business growth, Mobistar could proceed further to reduce its mobile terminating rates before the end of the year.

With regard to infrastructure, deployment of technology developed by Nortel Networks will make it possible to achieve a performance level equivalent to that of a new network, capable of offering the most advanced services and products using GSM, GPRS, EDGE and UMTS technologies. Transition to 2G technology (GPRS, EDGE) towards 3G technology (UMTS) developed by the same supplier is, moreover, much more flexible. Finally, use of a single supplier makes possible a noticeable reduction in the operating costs of the network.

Mobistar will continue to develop its UMTS network in accordance with the plans drawn up at the time the licence was obtained, while simultaneously developing solutions based on the EDGE standard. This standard, which is especially well-adapted to high data transmission rates, offers the prospect of highly interesting and convivial functions for users. It is also expected to promote increased data traffic and the associated revenue.

5. Justification of the application of the going concern accounting principles

In view of Mobistar's financial results in the course of the financial year which closed on 31/12/2004, the company is no longer subject to the application of article 96 (6°) of the Company Code relating to provision of evidence of the application of the going concern accounting rules.

6. Application of article 524 of the Company Code during the 2004 financial year

Pursuant to article 524 § 3 paragraph 4 of the Company Code, the decision of the Independent Directors Committee, the extract from the minutes of the Board of Directors and the assessment of the auditor in relation to transactions within the Group falling within the scope of the said article 524 must be covered by the Management Report.

The Board entrusted the Committee of three Independent Directors with the mission of verifying that the terms and conditions of the contract proposed by Orange for the use of the Orange World portal are in the interests of the company. This Committee, with the assistance of an independent expert, concluded that: *"The undersigned directors are of the opinion that the proposed transaction between Mobistar and Orange in relation to the introduction of Orange World at Mobistar is in the interests of the company and its shareholders and that, taking into account the corporate interests of Mobistar, the transaction will not be detrimental to the company. In terms of the business case, the transaction will contribute to the cash flow of Mobistar from 2006".*

On 19 May 2004, the Board of Directors concluded that *"in light of the reports arising from the application of the procedure under article 524 of the Company Code and taking into account the interests of Mobistar in the conclusion of this transaction, the*

Board ratifies management's proposal for the introduction of Orange World at Mobistar".

With regard to the auditor, he confirms firstly that the information contained in the report of the Committee of three independent directors corresponds to the information contained in the report of the independent expert OC&C Belgium CV, and secondly that the conclusion set out in the minutes of the Board of Directors, corresponds to that contained in the report of the Committee of three independent directors.

7. Information concerning the supplementary tasks entrusted to the auditors

In the course of the 2004 financial year, the statutory auditor and linked companies provided supplementary services at a total cost of 51,405.53 euros.

report on the findings of the statutory auditor

in accordance with article 524 of the company law

with regard to the information included in the advice of the Committee of the independent directors of May 19, 2004 and in the minutes of the Board of Directors and concerning the introduction of the "Orange World" service in Belgium

1. Mission

In the view of your mission in accordance with article 524 of the company law, the statutory auditor Ernst & Young Bedrijfsrevisoren BCV, represented by Herman Van den Abeele, has performed certain procedures on the information included in the advice of the Committee of the independent directors and in the minutes of the Board of Directors.

This report concerns the proposed transaction with the company Orange Limited with regard to introduction of the "Orange World" service in Belgium.

2. Nature and scope of the procedures performed

Our procedures have been performed in accordance with the International Standard on Related Services applicable to agreed-upon procedures.

In addition, the procedures have been performed in accordance with Article 524 of the Company Law.

3. Procedures performed and findings

The procedures performed are summarized as follows:

a. We obtained and checked the report of the committee of the three independent directors and compared the information with the report of the independent expert OC&C Belgium CV;

b. We obtained and checked the minutes of the Board of Directors meeting and compared the conclusion with the conclusion included in the report of the committee of the three independent directors.

We report our findings below:

a. With respect to item a above, we found that the information included in the report of the Committee of three independent directors corresponds with the information included in the report of the independent expert OC&C Belgium CV;

b. With respect to item b above, we found that the conclusion included in the minutes of the Board of Directors meeting corresponds with the conclusion in the report of the Committee of three independent directors.

Our procedures have been performed in accordance with the International Standard on Related Services applicable to agreed-upon procedures. The above procedures do not constitute either an audit or a review made in accordance with the International Standard on Related Services and the Standards of the Institute of Bedrijfsrevisoren. As such, we do not express any assurance on the fairness of the related information, other than those aspects that have been investigated by us and on which we have reported our findings. Had we performed additional procedures, and audit or a review, other matters might have come to our attention that would have been reported to you.

We have to remark that in accordance with article 524 §3, the statutory auditor need to give an opinion on the fairness of the information as included in the advice of the Committee of independent directors and the minutes of the Board of Directors. Under the international standards on auditing as defined by the International Federation of Accountants ("IFAC"), assurance can only be provided on when the criteria used to benchmark the assurance are sufficiently clear in terms of relevance, completeness, reliability, neutrality and understandability. As of today, these criteria are insufficiently codified to issue assurance reports.

Our report is solely for the purpose set forth in the first paragraph of this report and for your information and is not to be used for any other purpose. This report relates only to the reports and items specified above and does not extend to any other reports or information.

February 25, 2005

Ernst & Young Bedrijfsrevisoren BCV
Represented by

Herman Van den Abeele
Partner

annual accounts mobistar S.A. 2004

Annual accounts page 18

Accounting principles page 34

Report of the Statutory Auditor page 36

balance sheet

after appropriation

Assets

		2004 in thousand €	2003 in thousand €
FIXED ASSETS		**852 521**	**866 672**
I.	**Formation expenses** (Note I)	**26**	**780**
II.	**Intangible assets** (Note II)	**427 667**	**444 863**
III.	***Tangible assets*** *(Note III)*	**416 345**	**411 124**
	A. Land and buildings	170 456	114 859
	B. Plant, machinery and equipment	220 793	261 839
	C. Furniture and vehicles	16 704	23 214
	E. Other tangible assets	8 392	11 212
IV.	**Financial assets** (Notes IV and V)	**8 483**	**9 905**
	A. Affiliated enterprises	8 318	9 740
	1. Participating interests	7 343	8 765
	2. Amount receivable	975	975
	C. Other financial assets	165	165
	2. Amounts receivable and cash guarantees	165	165
CURRENT ASSETS		**314 215**	**163 848**
VI.	**Stocks and contracts in progress**	**17 997**	**9 745**
	A. Stocks	17 997	9 745
	4. Goods purchased for resale	17 997	9 745
VII.	**Amounts receivable within one year**	**155 274**	**116 282**
	A. Trade debtors	153 471	112 045
	B. Other amounts receivable	1 803	4 237
VIII.	**Investments** (Notes V and VI)	**105 504**	**16 500**
	B. Other investments and deposits	105 504	16 500
IX.	**Cash at bank and in hand**	**1 148**	**1 230**
X.	**Deferred charges and accrued income** (Note VII)	**34 292**	**20 091**
TOTAL ASSETS		**1 166 736**	**1 030 520**

Liabilities

		2004 in thousand €	2003 in thousand €
	CAPITAL AND RESERVES	**481 882**	**350 834**
I.	**Capital** (Note VIII)	**435 514**	**431 939**
	A. Issued capital	435 514	431 939
II.	**Share premium account**	**14 191**	**93**
IV.	**Reserves**	**7 897**	
	A. Legal reserve	7 897	
V.	**Profit carried forward**	**23 975**	
	Loss carried forward (-)		**-81 572**
VI.	**Investment grants**	**305**	**374**
	PROVISIONS AND DEFERRED TAXATION	**5 985**	**4 339**
VII.	**A. Provisions for liabilities and charges**	**5 985**	**4 339**
	4. Other liabilities and charges (Note IX)	5 985	4 339
	CREDITORS	**678 869**	**675 347**
VIII.	**Amounts payable after more than one year** (Note X)	**250 000**	**364 468**
	A. Financial debts	250 000	364 468
	1. Subordinated loans		234 397
	5. Other loans	250 000	130 071
IX.	**Amounts payable within one year** (Note X)	**364 853**	**257 927**
	A. Current portion of amounts payable after more than one year		60 000
	B. inancial debts	6 332	4 802
	1. Credit institutions	767	
	2. Other loans	5 565	4 802
	C. Trade debts	197 290	142 276
	1. Suppliers	197 290	142 276
	E. Taxes, remuneration and social security	34 881	50 614
	1. Taxes	1 217	4 064
	2. Remuneration and social security	33 664	46 550
	F. Other amounts payable	126 350	235
X.	**Accrued charges and deferred income** (Note XI)	**64 016**	**52 952**
	TOTAL LIABILITIES	**1 166 736**	**1 030 520**

income statement

presentation in vertical form

		2004 in thousand €	2003 in thousand €
I.	**Operating income**	**1 395 195**	**1 200 192**
	A. Turnover (Note XII, A)	1 347 382	1 100 042
	C. Own construction capitalised	12 504	10 730
	D. Other operating income (Note XII, B)	35 309	89 420
II.	**Operating charges (-)**	**-1 024 016**	**-934 273**
	A. Raw material, consumables and goods for resale	442 636	384 052
	1. Purchase	450 628	381 239
	2. Increase (-); Decrease (+) in stocks	-7 992	2 813
	B. Services and other goods	270 022	234 245
	C. Remuneration, social security costs and pensions (Note XII, C2)	126 922	125 971
	D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	186 072	165 567
	E. Increase (+); Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (Note XII, D)	-9 422	7 173
	F. Increase (+); Decrease (-) in provisions for liabilities and charges (Notes XII, C3 and E)	1 646	4 339
	G. Other operating charges (Note XII, F)	6 140	12 926
III.	**Operating profit (+)**	**371 179**	**265 919**
IV.	**Financial income**	**1 935**	**7 709**
	B. Income from current assets	1 003	7 330
	C. Other financial income (Note XIII, A)	932	379
V.	**Financial charges (-)**	**-26 662**	**-34 900**
	A. Interest and other debt charges (Note XIII, B et C)	24 328	33 144
	C. Other financial charges (Note XIII, E)	2 334	1 756
VI.	**Profit on ordinary activities before taxes (+)**	**346 452**	**238 728**
VIII.	**Extraordinary charges (-)**	**-1 422**	**-12 577**
	B. Amounts written off financial fixed assets	1 422	12 577
IX.	**Profit for the period before taxes (+)**	**345 030**	**226 151**
X.	**Income taxes (-)(+)**	**-105 514**	
	A. Income taxes (Note XV) (-)	-105 514	
XI.	**Profit for the period (+)**	**239 516**	**226 151**
XIII.	**Profit for the period available for appropriation (+)**	**239 516**	**226 151**

	2004 in thousand €	2003 in thousand €
APPROPRIATION ACCOUNT		
A. Profit to be appropriated	**157 944**	
Loss to be appropriated (-)		**-81 572**
1. Profit for the period available for appropriation	239 516	226 151
2. Loss brought forward (-)	-81 572	-307 723
C. Transfers to capital and reserves (-)	**-7 897**	
2. to legal reserve	7 897	
D. Result to be carried forward		
1. Profit to be carried forward (-)	**-23 975**	
2. Loss to be carried forward		81 572
F. Distribution of profit (-)	**-126 072**	
1. Dividends	126 072	

	2004 in thousand €
I. Statement of formation expenses (heading 20 of assets)	
Net book value at the end of the preceding period	780
Movement during the period:	
• Depreciation (-)	-754
Net book value at the end of the period	**26**
Detailing: Expenses of formation or capital increase, loan issue expenses and cther formation expenses	26

II. Statement of intangible assets (heading 21 of assets)	Research and development expenses	Concessions, patents, licences, a.o.	Goodwill
a. Acquisition cost			
At the end of the preceding period	7 719	645 225	62 590
Movement during the period:			
• Acquisitions, including produced fixed assets		62 221	
• Sales and disposals (-)		-139	
• Transfers from one heading to another (+)(-)	-7 719	7 719	
At the end of the period		715 026	62 590
c. Depreciation and amounts written down			
At the end of the preceding period	3 573	264 608	2 490
Movement during the period:			
• Recorded	1 347	66 050	12 020
• Written down after sales and disposals (-)		-139	
• Transfers from one heading to another (+) (-)	-4 920	4 920	
At the end of the period		335 439	14 510
d. Net book value at the end of the period	**0**	**379 587**	**48 080**

2004

in thousand €

III. Statement of tangible fixed assets

(headings 22/27 of assets)

	Land and buildings (heading 22)	Plant, machinery and equipment (heading 23)	Furniture and vehicles (heading 24)	Other tangible assets (heading 26)
a. Acquisition cost				
At the end of the preceding period	274 363	498 542	97 781	20 796
Movement during the period:				
• Acquisitions, including produced fixed assets	67 576	38 631	4 912	3
• Sales and disposals (-)	-181	-281	-2 649	-1 070
At the end of the period	341 758	536 892	100 044	19 729
c. Depreciation and amounts written down				
At the end of the preceding period	159 504	236 703	74 567	9 584
Movement during the period:				
• Recorded	31 689	59 967	11 422	2 823
• Written down after sales and disposals (-)	-181	-281	-2 649	-1 070
• Transfers from one heading to another (+)(-)	-19 710	19 710		
At the end of the period	171 302	316 099	83 340	11 337
d. Net book value at the end of the period	**170 456**	**220 793**	**16 704**	**8 392**

IV. Statement of financial fixed assets (heading 28 of assets)

	Affiliated (heading 280)	Others (heading 284)
1. Participating interests and shares		
a. Acquisition cost		
At the end of the preceding period	34 750	
At the end of the period	34 750	
c. Depreciation and amounts written down		
At the end of the preceding period	25 985	
Movement during the period:		
• Recorded	1 422	
At the end of the period	27 407	
Net book value at the end of the period	**7 343**	
	(heading 281)	(heading 285/8)
2. Amounts receivable		
Net book value at the end of the preceding period	975	165
Net book value at the end of the period	**975**	**165**

2004

V.	A. Participating interests and other rights in other enterprises	Rights held		Information from the most recent period for which annual accounts are available			
	Name, full address of the registered office and for an enterprise governed by Belgian law, the V.A.T. or national number	Number	in %	Annual accounts	Currency	Capital and reserves in thousand €	Net result in thousand €
	• Mobistar Affiliate S.A. Rue Colonel Bourg 149 1140 Evere, Belgium BE 420.959.016 Ordinary registered shares	64 301	100	31/12/04	EUR	5 924	1 285
	• Mobistar Corporate Solutions S.A. Rue Colonel Bourg 149 1140 Evere, Belgium BE 465.098.568 Ordinary registered shares	900 000	100	31/12/04	EUR	-975	

		2004 in thousand €	2003 in thousand €
VI.	**Investments: other investments and deposits** **(headings 51/53 of assets)**		
	Term deposits with credit institutions		16 500
	• falling due less or equal to one month		16 500
	Other investments not yet shown separately	105 504	
VII.	**Deferred charges and accrued income**		
	Analysis of heading 490/1 of assets if the amount is significant		
	• Accrued income	20 107	9 205
	• Deferred charges	14 015	10 833
	• Financial income	170	53

VIII. Statement of capital	in thousand €	Number of shares
A. Capital		
1. Issued capital (heading 100 of liabilities)		
At the end of the preceding period	431 939	
Movement during the period:		
• Capital increase	3 575	517 520
At the end of the period	435 514	
2. Structure of the capital		
2.1. Different categories of shares		
• Ordinary shares	435 514	63 035 789
2.2. Registered shares and bearer shares		
• Registered		34 543 495
• Bearer		28 492 294
D. Commitments to issue shares		
2. Following the exercising of subscription rights		
• Number of outstanding subscription rights		255 826
• Amount of capital to be issued	8 736	
• Maximum number of shares to be issued		255 826
G. Shareholder structure of the company as at 31.12.2004		
Wirefree Services Belgium		31 620 000
Telindus Group		2 921 182
Other registered shareholders		2 313
Total of registered shares		**34 543 495**
Bruficom		2 539 182
Wirefree Services Belgium		133 100
Fidelity International Ltd et FMRCorp		2 081 903
Bearer shares held by the general public		23 738 109
Total bearer shares		**28 492 294**
Total shares		**63 035 789**

2004
in thousand €

IX. Provisions for other liabilities and charges	
Analysis of heading 163/5 of liabilities if the amount is material	
• Repayment guarantee to the amount of 50% for a bank credit line granted to the temporary association 'IRISNET'	2 475
• Provisions for litigations	3 510

X. Statement of amounts payable	Amounts payable current portion between one and five years (heading 17)
A. Analysis by current portions of amounts initially payable after more than one year	
Financial debts	250 000
5. Other loans	250 000
Total	**250 000**
C. Amounts payable for taxes, remuneration and social security	
1. Taxes (heading 450/3 of liabilities)	
b. Non expired taxes payable	760
c. Estimated taxes payable	457
2. Remuneration and social security (heading 454/9 of liabilities)	
b. Other amounts payable relating to remuneration and social security	33 664

XI. Accrued charges and deferred income	
Analysis of the heading 492/3 of liabilities if the amount is material	
• Deferred income	63 985
• Accrued interest charges	31

		2004	2003
XII.	**Operating results**	in units	in units
	C1. Employees recorded in the personnel register		
	a. Total number at the closing date	1 643	1 585
	b. Average number of employees in full-time equivalent	1 619.4	1 600.8
	c. Number of actual working hours	2 793 275	2 610 555
	C2. Personnel charges (heading 62)	in thousand €	in thousand €
	a. Remuneration and direct social benefits	87 502	86 328
	b. Employer's contribution for social security	27 115	29 444
	c. Employers' premium for extra statutory insurance	4 683	3 833
	d. Other personnel charges	7 424	6 189
	e. Pensions	198	177
	D. Amounts written off (heading 631/4)		
	1. Stocks and contracts in progress		
	• Write back (-)	-260	-583
	2. Trade debtors		
	• Recorded		7 756
	• Write back (-)	-9 162	
	E. Provisions for liabilities and charges (heading 635/7)		
	Increases	3 026	4 339
	Decreases (-)	-1 380	
	F. Other operating charges (heading 640/8)		
	Taxes related to operations	2 052	1 840
	Other charges	4 087	11 086
	G. Temporary personnel and persons placed at the disposal of the enterprise		
	1. Total number at the closing date (in units)	757	690
	2. Average number of employees in full-time equivalent (in units)	585.3	471.2
	Number of actual working hours (in units)	433 174	403 418
	Charges to the enterprise (in thousand €)	32 860	24 927

	2004 in thousand €	2003 in thousand €
XIII. Financial results		
A. Other financial income (heading 752/9)		
Amount of subsidies granted by public authorities, credited to incomefor the period:		
• Capital subsidies	69	81
Detail of other financial income classified under this heading, if material		
• Other financial income	716	249
• Exchange gains	147	49
E. Other financial charges (heading 652/9)		
Amount to the discount borne by the enterprise, as a result of negotiating amounts receivable	1 530	1 102
Analysis of other charges included under this heading, if material		
• Bank charges	772	492
• Exchange losses	27	114
• Other financial charges	5	48
XV. Income taxes		
A. Analysis of heading 670/3		
1. Income taxes of the current period	105 514	
a. Taxes and withholding taxes due or paid	105 057	
c. Estimated additional charges for income taxes (included in heading 450/3 of liabilities)	457	
B. In so far as taxes of the current period are materially affected by differences between the profit before taxes and the estimated taxable profit		
• Disallowed expenses	6 667	
D. Status of deferred taxes		
1. Beneficial deferred taxes	21 192	
• Accumulated tax losses deductible from future taxable profits		
- Deductions for investments	21 192	
XVI. Value added tax and taxes borne by third parties		
A. Value added tax charged during the period:		
1. to the enterprise (deductible))	191 236	166 245
2. by the enterprise	331 522	301 844
B. Amounts retained on behalf of third parties for:		
1. payroll withholding taxes	35 670	29 821

2004
in thousand €

XVII. Rights and commitments not accrued in the balance sheet

Substantial commitments to acquire fixed assets

• Renewal of the GSM-network	115 000

Significant litigation and other significant commitments

1. Bank guarantees issued on behalf of the company: 8.156 million euros.
2. Financial instruments: the contracts intended to protect the company against interest rate fluctuations associated to the loans had a nominal capital of 200 million euros on 31 December 2004.
3. Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas located in their area. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber). Due to the uncertainty concerning legal decisions to come, the receivable representing the disputed amount of enrolled taxes, increased by the interests on arrears at legal rate, gives rise to a provision recorded in the P&L account for an amount of 11.768 million euros of which 2.742 million arose in 2004.

Brief description of the supplement retirement or survivors' pension plan in favor of the personnel or the executives of the enterprise and of the measures taken by the enterprise to cover the resulting charges.

The company runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by the Belgian law.

	2004 in thousand €	2003 in thousand €
XVIII. Relationship with affiliated enterprises and enterprises linked by participating interest	Affiliated enterprises	Affiliated enterprises
1. Financial fixed assets	8 318	9 740
Investments	7 343	8 765
Amounts receivable: others	975	975
2. Amounts receivable	17 010	13 469
Within one year	17 010	13 469
4. Amounts payable	264 575	442 269
After one year	250 000	364 468
Within one year	14 575	77 801
7. Financial results		
From current assets	519	5 840
From interest and debts	13 424	18 983

Statement on consolidated accounts

A. Information to disclose by every enterprise that is subject to the provision of Company Law on the consolidated accounts of enterprises:

The enterprise has prepared and published consolidated accounts and a consolidated report.

B. Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary:

Parent company:
France Télécom
6, place d'Alleray
75505 Paris Cedex 15
France
Prepares consolidated accounts at the highest level.
The consolidated accounts can be obtained at the following address:
France Télécom
6, place d'Alleray
75505 Paris Cedex 15
France

I. Statement of the persons employed	2004 Full-time	2004 Part-time	2004 Total (T) or total full-time equivalents (FTE)	2003 Total (T) or total full-time equivalents (FTE)
A. Employees recorded in the personnel register				
1. During the financial period and preceding financial period				
Average number of employees	1 545.8	102.8	1 619.4 (FTE)	1 600.8 (FTE)
Number of actual working hours	2 672 003	121 272	2 793 275 (T)	2 610 555 (T)
Personnel charges (in thousand €)	123 114	3 808	126 922 (T)	125 971 (T)
Amount of the benefits in addition to wages (in thousand €)			1662 (T)	1 530 (T)
2. As at the closing date of the financial period				
a. Number of employees recorded in the personnel register	1 537	106	1 614.7 (FTE)	
b. By nature of the employment contract				
Contract of unlimited duration	1 537	106	1 614.7 (FTE)	
c. By sex				
Male	1 048	14	1 057.7 (FTE)	
Female	489	92	557 (FTE)	
d. By professional category				
Employees	1 523	106	1 600.7 (FTE)	
Other	14		14 (FTE)	

B. Temporary personnel and persons placed at the disposal of the enterprise	Temporary personnel	Persons placed at the disposal of the enterprise
During the financial period		
Average number of personnel employed	68.3	517
Number of actual working hours	137 654	295 520
Charges to the enterprise (in thousand €)	3 401	29 460

2004

II. List of personnel movements during the *financial period*	Full-time	Part-time	Total full-time equivalent
A. Entrants			
a. Number of employed persons recorded in the personnel register during the financial period	182	21	196.6
b. By nature of the employment contract			
Contract of unlimited duration	182	21	196.6
c. By sex and level of education			
Male:			
secondary education	19		19.0
higher non-university education	77	4	79.6
university education	39	2	40.2
Female:			
secondary education	9	2	10.2
higher non-university education	22	7	27.4
university education	16	6	20.2
B. Leavers			
a. Number of employed persons of which the date of termination of the contract has been recorded in the personnel register during the financial period	122	23	136.3
b. By nature of the employment contract			
Contract of unlimited duration	122	23	136.3
c. By sex and level of education			
Male:			
secondary education	14	1	14.5
higher non-university education	34	5	37.3
university education	23	1	23.7
Female:			
secondary education	11	4	13.6
higher non-university education	26	8	30.6
university education	14	4	16.6
d. By reason of termination of contract			
Dismissal	62	8	66.9
Other reason	60	15	69.4

2004

III. Statement concerning the implementation of measures stimulating employment during the financial period	Number of employed persons involved		Amount of the financial profit
	Number	In full-time equivalents	in thousand €
Measures stimulating employment			
1. Measures generating financial profit[1]			
1.6. Structural reduction of social security contributions	1 721	1 690.5	2 875
2. Other measures			
2.4. Reduction of employee's social security contribution regarding low-wage workers	3	2.5	
Number of employees involved in one or more measures stimulating employment			
Total for the financial period	1 721	1 690.5	
Total for the previous financial period	1 654	1 628.5	

[1] Financial benefit to the employer regarding the incumbent or his substitute.

IV. Information on vocational training for employed persons during the financial period	Male	Female
Total of training initiatives at the expense of the employer		
1. Number of employees	929	508
2. Number of training hours	48 144	21 770
3. Charges to the enterprise (in thousand €)	1 708	519

> formation costs

The first formation costs and the costs related to increases in the issued capital are capitalised on the balance sheet at cost and amortised over five years, starting from the date of payment, on a linear basis. Exceptionally, 100% of the costs of the capital increase in the context of the stock market flotation in 1998 are borne in the 1998 financial year.

> intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network in execution of the GSM and UMTS licences, permits, software licences and related development cost and goodwill.

The capitalised costs included in the intangible assets related to the acquisition of the GSM network licence are amortised on a linear basis over 15 years, the duration of the licence.

The UMTS licence has a duration of 20 years and will be amortised on a linear basis as soon as the first city or geographical area is technically and entirely able to work.

The goodwill generated during the acquisition of all of the assets of Mobistar Corporate Solutions S.A. are amortised over 5 years.

The other intangible assets are amortised on a linear basis over a period of three to five years, with the exception of the cost of the original design and the original development of the network, which has been entered into the results.

> tangible assets

The tangible assets are entered at cost value and are amortised on a linear basis pro rata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Constructions and installations on rented sites	10 to 20 years
Installations at site level	8 years
Mobile telephone equipment	3 to 8 years
Network equipment	8 years
Computer hardware	3 years
Other tangible equipment	3 to 15 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised. The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

> financial assets

Shareholdings, stocks and shares are recorded at their acquisition value. Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

> receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

> stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In – First Out) method. Inventories are recorded at the "lower of cost or market" value.

> cash (and cash equivalents)

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

> deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

> pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

> financial instruments

The company concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans. The premiums paid or received and the related profits and losses are carried forward on the contract period and are registered as interest income and expenses.

> acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

> taxes on income

The company is subject to corporation tax in accordance with Belgian legislation governing income tax. Beneficial deferred taxes, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

> foreign currency transactions

Foreign currency transactions are converted into euros at the rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

report of the statutory auditor

to the annual general meeting of shareholders of Mobistar S.A. on the financial statements for the year ended December 31, 2004

In accordance with the legal and statutory regulations, we report to you on the performance of the audit mandate, which has been entrusted to us.

We have audited the financial statements for the year ended December 31, 2004 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of € 1,166,736,399 and a profit for the year of € 239,515,655. We have also carried out specific additional audit procedures required by law.

> unqualified audit opinion on the financial statements

Our examination has been conducted in accordance with the auditing standards of the Institute of Company Auditors ("Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement taking into account the Belgian legal and regulatory requirements with respect to financial statements.

In accordance with those standards, we considered the company's administrative and accounting organisation as well as its internal control procedures. Company officials have responded clearly to our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts and disclosures included in the financial statements. We have assessed the accounting policies, the significant accounting estimates made by the company and the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the financial statements give a true and fair view of the company's assets, liabilities and financial position as of December 31, 2004, and of the results of its operations for the year then ended. The information provided in the notes to the financial statements is adequate.

> additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the financial statements:

> the directors' report includes the information required by law and is consistent with the financial statements;

> without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium;

> no transactions have been undertaken or decisions taken in violation of the Company's statutes or Company Law which we would have to report to you. The appropriation of the results proposed to you complies with the legal and statutory provisions;

> in accordance with article 524 paragraph 3 of the Company law, we are also required to report to you on the following transactions which have taken place since the last ordinary general shareholders meeting. At its meeting of May 19, 2004, the Board of Directors decided to introduce the "Orange World" service in Belgium, as described in the report of Board of Directors.

Brussels, April 12, 2005

Ernst & Young Réviseurs d'Entreprises S.C.C. (B 160)
Statutory auditor
represented by

Pol Fivez	Herman Van den Abeele
Partner	Partner

consolidated accounts 2004

Consolidated accounts page 38

Accounting principles for the consolidated accounts page 46

Cash flow statement Mobistar consolidated page 48

Report of the Statutory Auditor on the consolidated accounts page 49

consolidated balance sheet

after appropriation

Assets

		2004 in thousand €	2003 in thousand €
FIXED ASSETS		**805 295**	**807 426**
I.	**Formation expenses (Note VII)**	**26**	**780**
II.	**Intangible assets (Note VIII)**	**379 587**	**384 763**
III.	**Intangible assets (Note XII)**	**9 172**	**10 594**
IV.	**Tangible assets (Note IX)**	**416 345**	**411 124**
	A. Land and buildings	170 456	114 859
	B. Plant, machinery and equipment	220 793	261 839
	C. Furniture and vehicles	16 704	23 214
	E. Other tangible assets	8 392	11 212
V.	**Financial assets (Notes I to IV and X)**	**165**	**165**
	B. Other enterprises	165	165
	2. Amount receivable	165	165
CURRENT ASSETS		**315 569**	**165 243**
VII.	**Stocks and contracts in progress**	**17 997**	**9 745**
	A. Stocks	17 997	9 745
	4. Goods purchased for resale	17 997	9 745
VIII.	**Amounts receivable within one year**	**156 583**	**117 600**
	A. Trade debtors	154 588	113 156
	B. Other amounts receivable	1 995	4 444
IX.	**Investments**	**105 504**	**16 500**
	B. Other investments and deposits	105 504	16 500
X.	**Cash at bank and in hand**	**1 193**	**1 307**
XI.	**Deferred charges and accrued income**	**34 292**	**20 091**
TOTAL ASSETS		**1 120 864**	**972 669**

Liabilities

		2004 in thousand €	2003 in thousand €
CAPITAL AND RESERVES		**440 580**	**296 227**
I.	**Capital**	**435 514**	**431 939**
	A. Issued capital	435 514	431 939
II.	**Share premium account**	**14 191**	**93**
IV.	**Consolidated reserves (Note XI) (+)(-)**	**-9 430**	**-136 179**
VII.	**Investment grants**	**305**	**374**
PROVISIONS AND DEFERRED TAXATION		**6 032**	**4 386**
IX.	**A. Provisions for liabilities and charges**	**6 032**	**4 386**
	4. Other liabilities and charges	6 032	4 386
CREDITORS		**674 252**	**672 056**
X.	**Amounts payable after one year (Note XIII)**	**250 000**	**364 468**
	A. Financial debts	250 000	364 468
	1. Subordinated loans		234 397
	5. Other loans	250 000	130 071
XI.	**Amounts payable within one year (Note XIII)**	**359 673**	**253 668**
	A. Current portion of amounts payable after more than one year		60 000
	B. Financial debts	767	
	1. Credit institutions	767	
	C. Trade debts	197 621	142 731
	1. Suppliers	197 621	142 731
	E. Taxes, remuneration and social security	34 902	50 669
	1. Taxes	1 217	4 070
	2. Remuneration and social security	33 685	46 599
	F. Other amounts payable	126 383	268
XII.	**Accrued charges and deferred income**	**64 579**	**53 920**
TOTAL LIABILITIES		**1 120 864**	**972 669**

income statement

presentation in vertical form

		2004 in thousand €	2003 in thousand €
I.	**Operating income**	**1 391 022**	**1 200 918**
	A. Turnover (Note XIV, A)	1 347 381	1 159 696
	C. Own construction capitalised	12 504	10 730
	D. Other operating income	31 137	30 492
II.	**Operating charges (-)**	**-1 008 040**	**-940 534**
	A. Raw material, consumables and goods for resale	442 636	379 535
	1. Purchase	450 628	376 722
	2. Increase (-); Decrease (+) in stocks	-7 992	2 813
	B. Services and other goods	264 491	224 743
	C. Remunerations, social security costs and pensions (Note XIV, B)	127 075	134 216
	D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	174 052	172 873
	E. Increase (+); Decrease (-) in amounts written off stocks, contracts in progress and trade debtors	-9 561	9 585
	F. Increase (+); Decrease (-) in provisions for liabilities and charges	1 646	4 339
	G. Other operating charges	6 279	13 821
	I. Amounts written down on positive consolidation differences	1 422	1 422
III.	**Operating profit (+)**	**382 982**	**260 384**
IV.	**Financial income**	**1 936**	**1 883**
	B. Income from current assets	1 004	1 504
	C. Other financial income	932	379
V.	**Financial charges (-)**	**-26 583**	**-34 873**
	A. Interest and other debt charges	24 223	33 042
	D. Other financial charges	2 360	1 831
VI.	**Profit on ordinary activities before taxes (+)**	**358 335**	**227 394**
IX.	**Profit for the period before taxes (+)**	**358 335**	**227 394**
XI.	**Income taxes (-)(+)**	**-105 514**	
	A. Income taxes (Note XIV, D) (-)	-105 514	
XII.	**Profit for the period (+)**	**252 821**	**227 394**
XIV.	**Consolidated profit (+)**	**252,821**	**227 394**
	B. Share of the group (+)(-)	252 821	227 394

	Method used[1]	Proportion of capital held (in %)
I. List of the consolidated subsidiary companies and companies included using the equity method		
Name, full address of registered office and, for companies governed by Belgian law, the V.A.T. number or the national number		
• Mobistar Affiliate S.A., Rue Colonel Bourg 149, 1140 Evere, Belgium BE 420.959.016	F	100
• Mobistar Corporate Solutions S.A., Rue Colonel Bourg 149, 1140 Evere, Belgium BE 465.098.568	F	100

[1] F: Full consolidation

V. Consolidation criteria and changes in the consolidation scope

A. Information and the criteria governing the application of full consolidation, proportional consolidation and the equity method as well as those cases in which these criteria are departed from, and justification for such departures (Pursuant to Article165, I. of the Royal Decree of 30 January 2001 in implementation of Company Law).

1. Criteria governing the implementation of the full consolidation method
   a. The participating interests in companies directly or indirectly controlled by Mobistar are subject to full consolidation.
   b. Full consolidation is a method that consists in adding, item by item, the various components of the balance sheet and profit and loss accounts of the consolidated companies, after a contingent restatement aimed at standardising the accounting principles and booking methods and after the elimination of the reciprocal assets and liabilities and results achieved within the group.
2. Consolidation scope
   The consolidation scope encompasses the parent company (MOBISTAR S.A.), MOBISTAR CORPORATE SOLUTIONS S.A. and MOBISTAR AFFILIATE S.A. (formerly DEBITEL BELGIUM), subsidiary companies at 100%.

2004
in thousand €

VII. Statement of formation expenses (heading 20 of assets)

Net carrying value as at the end of the preceding period	780
Movements of the period:	
• Depreciation (-)	-754
Net carrying value at the end of the period	**26**
Of which: Expenses of formation or capital increase, loan issue expenses and other formation costs	26

VIII. Statement of intangible assets (heading 21 of assets)

	Research and development expenses	Concessions, patents, licences, etc.	Goodwill
a. Acquisition cost			
As at the end of the preceding period	10 625	645 289	3 935
Movements of the period:			
• Acquisitions, including fixed assets, own production		62 221	
• Sales and disposals (-)	-2 906	-202	-1 445
• Transfers from one heading to another (+)(-)	-7 719	7 719	
At the end of the period		715 027	2 490
c. Depreciation and amounts written down			
As at the end of the preceding period	6 479	264 672	3 935
Movements of the period:			
• Recorded	1 347	66 050	
• Written down after sales and disposals	-2 906	-202	-1 445
• Transfers from one heading to another (+)(-)	-4 920	4 920	
At the end of the period		335 440	2 490
d. Net carrying value at the end of the period	**0**	**379 587**	**0**

2004

in thousand €

IX. Statement of tangible fixed assets

(headings 22 to 27 of assets)

	Land and buildings (heading 22)	Plants, machinery and equipment heading (heading 23)	Furniture and vehicles (heading 24)	Leasing and other similar rights (heading 25)	Other tangible assets (heading 26)
a. Acquisition cost					
As at the end of the preceding period	274 363	498 632	99 701	4	20 955
Movements of the period:					
• Acquisitions, including fixed assets, own production	67 576	38 631	4 912		3
• Sales and disposals (-)	-181	-281	-2 649		-1 070
At the end of the period	341 758	536 982	101 964	4	19 888
c. Depreciation and amounts written down					
As at the end of the preceding period	159 504	236 793	76 487	4	9 743
Movements of the period:					
• Recorded	31 689	59 967	11 422		2 823
• Written down after sales and disposals (-)	-181	-281	-2 649		-1 070
• Transfers from one heading to another (+)(-)	-19 710	19 710			
At the end of the period	171 302	316 189	85 260	4	11 496
d. Net carrying value at the end of the period	**170 456**	**220 793**	**16 704**	**0**	**8 392**

X. Statement of financial fixed assets

(heading 28 of assets)

	Other enterprises (heading 285/8)
2. Amounts receivable	
Net carrying value as at the end of the preceding period	165
Net carrying value at the end of the period	**165**

	2004 in thousand €	2003 in thousand €
XI. Statement of consolidated reserves (heading 9910 of liabilities)		
Consolidated reserves at the end of the previous financial period (+) (-)	-136 179	-363 574
Movements during the period:		
• Share of the group in the consolidated income (+) (-)	252 820	227 394
• Other movements (+) (-)		
Dividends	-126 071	
Consolidated reserves at the end of the financial period (+)(-)	**-9 430**	**-136 179**

XII. Statement of consolidation differences and differences resulting from the application of the equity method (heading 9920 of assets, heading 9911 of liabilities)	Consolidation differences Positive
Net carrying value as at the end of the preceding period	10 594
Movements during the period:	
• Write-downs	-1 422
Net carrying value at the end of the period	**9 172**

XIII. Statement of amounts payable (headings 17 and 42/48 of liabilities)	Amounts payable with a residual term of between one year and five years (heading 17)
A. Analysis of the amounts originally payable after one year according to their residual term	
Financial debts	250 000
5. Other loans	250 000
Total	**250 000**

XIV. Résult	2004	2003
A.2. Aggregate turnover of the group in Belgium		
(heading 70 of the income statement)	1 347 381	1 159 696
B.11. Average number of persons employed (in units)	1 654	1 681
• Employees	1 654	1 681
B.12. Personnel charges (heading 62 of the income statement)		
• Remunerations and social charges	127 075	134 216
B.13. Average number of persons employed in Belgium by the enterprises concerned (in units)	1 654	1 681

	2004 in thousand €	2003 in thousand €
XV. Rights and commitments not reflected in the balance sheet		
A.4.a. Commitments to acquire fixed assets	115 000	

C. Significant litigation and other significant commitments

1. Bank guarantees issued on behalf of the company: 8.156 million euros.
2. Financial instruments: the contracts intended to protect the company against interest rate fluctuations associated to the loans had a nominal capital of 200 million euros on 31 December 2004.
3. Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas located in their area. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber). Due to the uncertainty concerning legal decisions to come, the receivable representing the disputed amount of enrolled taxes, increased by the interests on arrears at legal rate, gives rise to a provision recorded int the P&L account for an amount of 11.768 millions euros of which 2.742 million arose in 2004.

D. Commitments with respect to retirement and survivors' pension in favor of their personnel or executives, at the expense of the enterprises included in the consolidation.

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by the Belgian law.

	2004	2003
XVI. Relationship with affiliated enterprises not included in the consolidation		
2. Amounts receivable	**16 540**	**12 045**
Within one year	16 540	12 045
4. Amounts payable	**259 010**	**437 467**
After one year	250 000	364 468
Within one year	9 010	72 999
7. Financial results		
Income from current assets	519	
Interest and other debt charges	13 318	18 877

accounting principles

for the consolidated accounts

> formation costs

The first formation costs and the costs related to increases in the issued capital are capitalised on the balance sheet at cost and amortised over five years, starting from the date of payment, on a linear basis. Exceptionally, 100% of the costs of the capital increase in the context of the stock market flotation in 1998 are borne in the 1998 financial year.

> intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network in execution of the GSM and UMTS licences, permits, software licences and related development cost and goodwill.

The capitalised costs included in the intangible assets related to the acquisition of the GSM network licence are amortised on a linear basis over 15 years, the duration of the licence.

The UMTS licence has a duration of 20 years and will be amortised on a linear basis as soon as the first city or geographical area is technically and entirely able to work.

The other intangible assets are amortised on a linear basis over a period of three to five years, with the exception of the cost of the original design and the original development of the network, which has been entered into the results.

> tangible assets

The tangible assets are entered at cost value and are amortised on a linear basis pro rata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Constructions and installations on rented sites	10 to 20 years
Installations at site level	8 years
MAN infrastructure (cables)	15 years
MAN connections (boxes, cabling)	5 years
Customer premises equipment (Router/modem)	3 years
Mobile telephone equipment	3 to 8 years
Network equipment	8 years
Computer hardware	3 years
Other tangible equipment	3 to 15 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised. The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

> consolidation differences

The consolidation difference created in 2001, at the time of the acquisition of 80% of the titles of the subsidiary Mobistar Affiliate, is amortised on a linear basis over 10 years.

> financial assets

Shareholdings, stocks and shares are recorded at their acquisition value. Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

> receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

> stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In – First Out) method. Inventories are recorded at the "lower of cost or market" value.

> cash (and cash equivalents)

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

> deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

> pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

> financial instruments

Mobistar S.A. concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans. The premiums paid or received and the related profits and losses are carried forward on the contract period and are registered as interest income and expenses.

> acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

> taxes on income

Beneficial deferred taxes on assets, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

> foreign currency transactions

Foreign currency transactions are converted into euros at the rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

cash flow statement

mobistar consolidated

	2004 in thousand €	2003 in thousand €	2002 in thousand €
CASH FROM OPERATIONS			
Operating profit (+) / loss (-)	382 983	260 384	154 252
Depreciation and amortisation	175 473	174 295	164 419
Change in working capital	-9 965	42 123	35 469
OPERATING CASH FLOW	**548 491**	**476 802**	**354 140**
CASH FROM INVESTING ACTIVITIES			
Capital expenditures	-173 343	-135 766	-155 706
Financial assets		1	1
NET CASH FROM INVESTING ACTIVITIES	**-173 343**	**-135 765**	**-155 705**
CASH FROM FINANCING ACTIVITIES			
Increase in LT debt	250 000		
Increase in ST debt	767		
Capital increase	3 576		
Share premium	14 098		
Financial income	1 935	1 883	4 028
Financing cash in	**270 376**	**1 883**	**4 028**
Capital subsidies	-69	-81	-89
Decrease in LT debt	-424 468	-318 680	-146 733
Decrease in ST debt			-26 000
Financial charges	-26 583	-34 873	-54 037
Financing cash out	**-451 120**	**-353 634**	**-226 859**
NET CASH FROM FINANCING ACTIVITIES	**-180 744**	**-351 751**	**-222 831**
EXTRAORDINARY CHARGES			**-1 794**
CORPORATE TAXES	**-105 514**		**-1**
CHANGE IN CASH AND CASH EQUIVALENTS			
Cash & equivalents at the beginning of the period	17 808	28 522	54 713
Cash & equivalents at the end of the period	106 697	17 808	28 522
Net change in cash & equivalents	**88 890**	**-10 714**	**-26 191**
TOTAL CASH FLOW FOR THE PERIOD	**88 890**	**-10 714**	**-26 191**

to the annual general meeting of shareholders on the consolidated accounts of Mobistar S.A. for the year ended December 31, 2004

In accordance with the legal and statutory regulations, we report to you on the performance of the audit mandate which has been entrusted to us.

We have audited the consolidated financial statements for the year ended December 31, 2004 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of € 1,120,863,974 and a profit for the year of € 252,820,990. We have also carried out specific additional audit procedures required by law.

> unqualified audit opinion on the consolidated financial statements

Our examination has been conducted in accordance with the auditing standards of the Institute of Company Auditors ("Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement taking into account the Belgian legal and regulatory requirements with respect to consolidated financial statements.

In accordance with those standards, we considered the company's administrative and accounting organisation as well as its internal control procedures. Company officials have responded clearly to our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts and disclosures included in the consolidated financial statements. We have assessed the accounting policies, the significant accounting estimates made by the company and the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the consolidated financial statements give a true and fair view of the company's assets, liabilities and financial position as of December 31, 2004, and of the results of its operations for the year then ended. The information provided in the notes to the consolidated financial statements is adequate.

> additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the consolidated financial statements:

> the consolidated directors' report includes the information required by law and is consistent with the consolidated financial statements.

Brussels, April 12, 2005

Ernst & Young Réviseurs d'Entreprises S.C.C. (B 160)
Statutory auditor
represented by

Pol Fivez
Partner

Herman Van den Abeele
Partner

adoption of the International Financial Reporting Standards "IFRS"

Introduction page 52

Reconciliation of Equity as at 1 January 2004 page 54

Reconciliation of Equity as at 31 December 2004 page 58

Reconciliation of Profit for 2004 page 62

Mobistar will now conform to the recommendations contained in memorandum FMI/2004-01 issued by the 'Commission Bancaire, Financière et des Assurances' and to recommendation CESR/03-323e published by the 'Committee of European Securities Regulators', with specific reference to the financial information to be disclosed in the 2004 annual report, in the interim financial reporting during 2005 and the 2005 financial statements.

In compliance with Regulation EC 1606/2002 and the Royal Decree dated 4 December 2003, and applying IFRS 1 'Adoption of International Financial Reporting Standards', the periodical and annual consolidated financial statements of the Mobistar Group will be drawn up in accordance with IFRS accounting standards together with the comparison with the 2004 figures.

1. Exemptions from the retrospective application of IFRS standards

Standard IFRS 1.13 identifies a series of exemptions from retrospective application of IFRS standards. The following exemptions will be applied:

> business combinations

Mobistar will apply the exemption provided for in IFRS 1.15/Appendix B from retrospective application of standard IFRS 3 to business combinations preceding the date of transition to IFRS. In particular, valuation of assets and liabilities under Belgian GAAP as at the date of a business combination is deemed to represent, under IFRS , the cost of those assets and liabilities at that date.

Under IFRS 1, the carrying amount of goodwill in the opening IFRS balance sheet is identical to that shown in the balance-sheet drawn up in accordance with Belgian GAAP at the date of transition to IFRS. Under IAS 36, goodwill was subjected to an impairment test as at the date of transition and as at the end of the 2004 financial year, confirming that the net book value does not exceed the amount recoverable.

> share-based payment

The exemption set by IFRS 1.25B stipulates that application of IFRS 2 is optional, in particular with regard to recognising the fair value of equity instruments granted to employees in the form of share options on or before 7 November 2002.

2. Main differences in accounting principles

The main differences between IFRS accounting principles and the Belgian GAAP will be noted as appropriate in the context of the tables setting out the reconciliation of equity and profit and loss accounts and may be summarised as follows:

> derivatives (interest rate swaps)

Some derivatives which qualified for hedge accounting under Belgian GAAP can no longer be treated as such under IFRS. The fair value of those financial instruments has therefore been recognised to retained earnings in the IFRS opening balance sheet as at the date of transition. These derivatives were closed out during 2004 and the loss incurred was shown in the profit and loss statement under Belgian GAAP, whereas the profit for the current year under IFRS was affected only by the difference between the fair value of those derivatives as at the date of liquidation and their fair value in the IFRS opening balance sheet.

Derivatives which qualify for hedge accounting are all of the 'Cash Flow Hedge' type and are recorded at the fair value of their effective element in a separate category of equity.

> deferred taxes

IAS 12 requires recognition in the balance sheet of deferred tax assets and liabilities arising from a temporary difference between book value and tax value of those assets and liabilities. A deferred tax asset is to be recognised for the carry-forward of unused tax losses and for unused tax credits to the extent that it is probable that future taxable profit will be available to utilise the unused tax losses and tax credits.

> joint venture

The 'Irisnet' joint venture was consolidated at 50% on the basis of the 'substance over form' principle and the circumstances described in the SIC 12 interpretation, i.e. the activities of the joint venture were conducted on behalf of Mobistar and its partner according to their specific business needs, Mobistar and its partner have effective control and decision-making powers over the joint venture activities, and Mobistar and its partner have rights to the majority of the benefits from the joint venture and take most of the risks associated with its activities.

> borrowing costs

Using the benchmark treatment recommended by IAS 23.7, borrowing costs are recognised as an expense in the period in which they are incurred and are no longer capitalised as fixed assets as allowed by Belgian accounting standards.

> web-site development costs

With reference to interpretation SIC 32.8, a web-site arising from development shall be recognised as an intangible asset if, and only if, in addition to complying with the general requirements described in IAS 38, it is demonstrated that the web-site will generate probable future economic benefits.

> loyalty commissions

From 2004 onwards, loyalty commissions earned by distribution channels on post-paid contracts will be recognised up-front upon contract activation and not built up over the loyalty period as under Belgian GAAP.

> dismantling and refurbishment costs

The initial estimate of the costs of dismantling network sites and refurbishment costs related to rented premises are included in the cost of items of plant, property and equipment where such dismantling and restoration obligations exist.

> dividend

A dividend declared by the general assembly of shareholders after the balance sheet date is not recognised as a liability as at that date, unlike under Belgian GAAP norms.

> revenue from the sale of pre-paid call cards

Under IAS 18, revenue arising from the sale of pre-paid cards is recognised at face value, without deduction of commissions earned by distribution channels, which are shown as expenses.

> revenue–sharing agreements

Revenue arising from contracts with third-party content providers is shown after deduction of fees paid to them as remuneration for the product or service delivered.

> deferred revenue

Revenue whose collection is not reasonably certain at the time it is recorded in the balance-sheet will be deferred until payment has been received.

> site-sharing rental income

With regard to agreements in respect of which Mobistar has sole liability under the terms and conditions of a site rental contract, the rental costs are shown as expenses in their entirety. Revenue arising from sub-letting agreements with other operators forms part of revenue.

> financial discounts

In accordance with IAS 18, financial discounts granted to customers have been deducted from revenue and financial discounts earned have similarly been deducted from the cost of goods and services sold.

3. Cash Flow

The main change arising from application of IAS 7 lies in the classification of income taxes paid (105 million euros in 2004) as operating cash flow, whereas income taxes were included in a separate cash flow category under Belgian GAAP.

reconciliation of equity as at 1 january 2004

consolidated data

2004

in thousand €

Note		Belgian GAAP	IFRSs Movements (not audited)	Consolidation Joint Venture 'Irisnet' (not audited)	Effect of the transition to IFRSs (not audited)	IFRSs (not audited)
	ASSETS					
	Non-current Assets					
1	Incorporation costs	780	-780		-780	0
2. a, b, c, d	Property, plant and equipment	411 124	3 279		3 279	414 403
	Goodwill	10 594				10 594
3	Other intangible assets	384 763	-2 129		-2 129	382 634
	Financial assets	165		8	8	173
5	Deferred taxes		28 975		28 975	28 975
	Total Non-current Assets	**807 426**	**29 345**	**8**	**29 353**	**836 779**
	Current Assets					
4	Inventories	9 745	317		317	10 062
	Trade receivables	113 156				113 156
	Other current assets	24 535		663	663	25 198
	Cash and cash equivalents	17 807				17 807
	Total Current Assets	**165 243**	**317**	**663**	**980**	**166 223**
	TOTAL ASSETS	**972 669**	**29 662**	**671**	**30 333**	**1 003 002**

2004
in thousand €

Note		Belgian GAAP	IFRSs Movements (not audited)	Consolidation Joint Venture 'Irisnet' (not audited)	Effect of the transition to IFRSs (not audited)	IFRSs (not audited)
	EQUITY AND LIABILITIES					
	Equity					
	Share capital	431 939				431 939
	Share premium	93				93
10	Retained earnings	-136 179	8 835	344	9 179	-127 000
6	Hedging reserve		-4 699		-4 699	-4 699
2. a	Capital grants	374	-374		-374	0
	Total Equity	**296 227**	**3 762**	**344**	**4 106**	**300 333**
	Non-current Liabilities					
7	Long-term borrowings & derivatives	364 468	10 353		10 353	374 821
2. d	Long-term provisions	4 386	5 814	-2 475	3 339	7 725
	Total Non-current Liabilities	**368 854**	**16 167**	**-2 475**	**13 692**	**382 546**
	Current Liabilities					
7	Short-term borrowings & derivatives		6 435	2 424	8 859	8 859
	Current portion of amounts payable after one year	60 000				60 000
8	Trade payables	142 999	3 546	377	3 923	146 922
	Remuneration and social security	46 599				46 599
	Current taxes payable	4 071				4 071
	Deferred income	52 879				52 879
9	Other payables	1 040	-248	1	-247	793
	Total Current Liabilities	**307 588**	**9 733**	**2 802**	**12 535**	**320 123**
	Total Liabilities	**676 442**	**25 900**	**327**	**26 227**	**702 669**
	TOTAL EQUITY AND LIABILITIES	**972 669**	**29 662**	**671**	**30 333**	**1 003 002**

notes on the reconciliation of equity as at 1 january 2004.

The figures disclosed in the reconciliation of equity as at 1 January 2004 have not been audited with the exception of those figures shown in the column 'Belgian GAAP'.

Under IAS 31 and interpretation SIC 12, the assets of the 'Irisnet' joint venture have been included at 50% in the consolidation perimeter.

1. Incorporation costs do not fall within the definition of an asset under IAS 16.19: **- 780.**

2. a. The net book value of capital grants is deducted from the value of the fixed assets to which they relate (IAS 20.24) and is not shown as an equity item as defined by Belgian accounting standards: **- 374**.
   b. Reversal of depreciation shown on land: **58**.
   c. Borrowing costs are shown as expenses as incurred to conform with the benchmark set by IAS 23.7 and are no longer capitalised as allowed under Belgian accounting standards: **- 2,219**.
   d. The initial valuation of an item of plant, property and equipment includes the initial estimate of the costs of dismantling and removing it and restoring the site on which it is located, as well as the refurbishment costs related to rented premises, where such obligations exist (IAS 16.16). The initial discounted value of these costs is estimated at 5,142 thousand euros for sites where the network has been deployed. Costs of refurbishment of rented premises have been estimated at 672 thousand euros.

3. According to the SIC 32.8 interpretation, costs incurred in development of a web-site may be capitalised as intangible assets to the extent that they meet the requirements of IAS 38, and in particular, that it has been demonstrated that it is probable that the web-site will generate future economic benefits. The costs which do not meet those conditions must be shown as expenses as incurred: **- 2,129**.

4. Stocks of goods are valued using the FIFO method (IAS 2.25): **317**.

5. Application of IAS 12 requires recognition of deferred tax assets amounting to **28,975** thousand euros, which break down as follows:

Description	**Deferred Tax Assets**	
	Short term	**Long term**
Tax loss carried forward	11 077	
Investment deduction	2 401	7 203
Derivatives	3 947	1 759
Loyalty commissions recognised on contract activation	1 149	107
Borrowing costs shown as expenses	189	566
Incorporation costs shown as expenses	256	
Web-site development costs shown as expenses	289	434
Other items	-128	-274
Total	**19 180**	**9 795**

Deferred tax assets are shown as a separate category of non-current assets.

6. Application of IAS 39 in order to show at its fair value in a separate category of equity the effective element of derivatives (interest rate swaps) qualifying for hedge accounting (Cash Flow Hedge), after deduction of the relevant deferred tax assets: **- 4,699**.

7. IAS 39 – Recognition of the fair value of derivatives (interest rate swaps) as financial liabilities:
   - Long-term derivatives: **10,353** thousand euros of which **3,242** thousand euros do not qualify for hedge accounting under IFRS.
   - Short-term derivatives: **6,435** thousand euros which do not qualify for hedge accounting under IFRS.

8. a. Loyalty commissions recognised in provision up-front on contract activation and no longer accumulated over the loyalty period: **3,695**.
   b. Provision for legal fees which do not qualify as provision under IAS 37: **- 149**.

9. Restructuring costs which do not qualify as provision under IAS 37: **- 248**.

10. The loss carried forward reported in the opening balance sheet is reconciled as follows:

Loss carried forward under Belgian GAAP	**-136 179**
Recognition of deferred tax assets (ref. 5), excepting those recognised in the 'Hedging Reserve'	26 563
Derivatives not qualifying for hedge accounting (ref. 7)	-9 677
Loyalty commissions recognised upon contract activation (ref. 8.a)	-3 695
Borrowing costs shown as expenses (ref. 2.c)	-2 219
Web-site development costs shown as expenses (ref. 3)	-2 129
Incorporation costs shown as expenses (ref. 1)	-780
Stocks of goods valued using the FIFO method (ref. 4)	317
Provision for restructuring not qualifying under IAS 37 (ref. 9)	248
Provision for legal fees not qualifying under IAS 37 (ref 8.b)	149
Reversal of depreciation charge on land (ref. 2.b)	58
Consolidation of the 'Irisnet' joint venture at 50%	344
Loss carried forward under IFRS standards	**-127 000**

reconciliation of equity as at 31 december 2004

consolidated data

2004

in thousand €

Note		Belgian GAAP	IFRSs Movements (not audited)	Consolidation Joint Venture 'Irisnet' (not audited)	Effect of the transition to IFRSs (not audited)	IFRSs (not audited)
	ASSETS					
	Non-current Assets					
1	Incorporation costs	26	-26		-26	0
2. a, b, c	Property, plant and equipment	416 345	1 715		1 715	418 060
3	Goodwill	9 172	1 422		1 422	10 594
4	Other intangible assets	379 587	-2 217		-2 217	377 370
	Financial assets	165		8	8	173
5	Deferred taxes		9 281		9 281	9 281
	Total Non-current Assets	**805 295**	**10 175**	**8**	**10 183**	**815 478**
	Current Assets					
	Inventories	17 997				17 997
	Trade receivables	154 588	5 218	-10 925	-5 707	148 881
6	Other current assets	36 286	-621	792	171	36 457
	Cash and cash equivalents	106 698		64	64	106 762
	Total Current Assets	**315 569**	**4 597**	**-10 069**	**-5 472**	**310 097**
	TOTAL ASSETS	**1 120 864**	**14 772**	**-10 061**	**4 711**	**1 125 575**

2004

in thousand €

Note		Belgian GAAP	IFRSs Movements (not audited)	Consolidation Joint Venture 'Irisnet' (not audited)	Effect of the transition to IFRSs (not audited)	IFRSs (not audited)
	EQUITY AND LIABILITIES					
	Equity					
	Share capital	435 514				435 514
	Share premium	14 191				14 191
	Legal reserve	7 897				7 897
7, 11	Retained earnings	108 745	4 142	-4 813	-671	108 074
8	Hedging reserve		-2 731		-2 731	-2 731
2. a	Capital grants	305	-305		-305	0
	Total Equity	**566 652**	**1 106**	**-4 813**	**-3 707**	**562 945**
	Non-current Liabilities					
6	Long-term borrowings & derivatives	250 000	-621		-621	249 379
8	Long-term provisions	6 032	5 814	-2 475	3 339	9 371
	Total Non-current Liabilities	**256 032**	**5 193**	**-2 475**	**2 718**	**258 750**
	Current Liabilities					
8	Short-term borrowings & derivatives	767	4 129	2 115	6 244	7 011
9. a, b, c	Trade payables	197 621	-626	118	-508	197 113
	Remuneration and social security	33 684				33 684
	Current taxes payable	1 217				1 217
	Deferred income	63 985	5 218	-5 218		63 985
10	Other payables	906	-248	212	-36	870
	Total Current Liabilities	**298 180**	**8 473**	**-2 773**	**5 700**	**303 880**
	Total Liabilities	**554 212**	**13 666**	**-5 248**	**8 418**	**562 630**
	TOTAL EQUITY AND LIABILITIES	**1 120 864**	**14 772**	**-10 061**	**4 711**	**1 125 575**

The figures shown in the reconciliation of equity as at 31 December 2004 have not been audited with the exception of the figures set out in the column 'Belgian GAAP'.

As with the opening balance, in accordance with IAS 31 and SIC 12, the 'Irisnet' joint venture has been included at 50% in the consolidation perimeter.

1. Incorporation costs are not recognised as an asset under IAS 16.19: **- 26**.

2. a. The net book value of capital grants has been deducted from the value of the items of plant, property and equipment to which they relate (IAS 20.24) and has not been shown as an item of equity as it is defined by Belgian accounting standards: **- 305**.
b. Borrowing costs are shown as expenses in line with the benchmark set by IAS 23.7 instead of being capitalised as permitted by Belgian accounting standards: **- 3,001**.
c. The initial valuation of an item of plant, property and equipment includes an estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when such an obligation exists (IAS 16.16). The net discounted value of those costs related to telephone network sites was calculated on the assumption that all sites will be dismantled in the future: **4,484**. On the other hand, the net book value of refurbishment expenditure related to rented premises was estimated at **537** thousand euros.
The gross amount of those costs, i.e. **5,814** thousand euros, is shown under the heading 'Long-term provisions'.

3. In accordance with IFRS 3.54-55, the goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Moreover, appendix B.g,h to IFRS 1 stipulates that the net book value of goodwill in the opening IFRS balance sheet shall be its net book value under previous GAAP at the date of transition to IFRS, without modification of the amortisation previously provided for. As a consequence, the depreciation charge recognised in 2004 under Belgian GAAP must be reversed: **1,422**.
As at 31 December 2004, the net book value of goodwill did not exceed its recoverable value and no provision for depreciation was made.

4. Following SIC 32.8, the costs incurred in development of a web-site may be capitalised as intangible assets to the extent that they meet requirements of IAS 38 and, specifically, that it can be demonstrated that it is probable that the web-site will generate economic benefits. The expenditure which does not meet those criteria must be shown as expenses: **- 2,217**.

5. IAS 12 requires recognition of deferred tax assets amounting to **9,281** thousand euros as at the end of 2004, compared with **28,975** thousand euros in the IFRS opening balance sheet. The reduction in the amount of deferred tax assets arises mainly explained from the complete absorption of tax losses carried forward and by the utilisation of a portion of the investment deduction.

The balance of deferred tax assets on closure of the financial year breaks down as follows:

Description	**Deferred Tax Assets**	
	Short term	**Long term**
Investment deduction	1 801	5 402
Derivatives	1 399	
Borrowing costs shown as expenses	222	604
Web-site development costs shown as expenses	213	262
Reversed amortisation of goodwill		-482
Other items	107	-247
Total	**3 742**	**5 539**

Deferred tax assets are shown in a separate column for non-current assets.

6. In accordance with IAS 39.43, transaction costs have been deducted from the financial liabilities to which they relate: - **621**.

7. The Board of Directors will recommend to the General Meeting of Shareholders to be held on 4 May 2005 that a dividend of 2 euros per share be declared amounting to a total of **126,072** thousand euros. Under IAS 10 .12, this dividend is not recognised as a liability as at the date of the balance sheet.

8. Application of IAS 39 in order to show at its fair value in a separate category of equity the effective element of derivatives (interest rate swaps) qualifying for hedge accounting (Cash Flow Hedge), after deduction of the relevant deferred tax assets: - **2,731**.

9. a. Provision for legal fees not qualifying as provision under IAS 37: **-149**.
b. Balance of loyalty commissions recognised in provision up-front upon contract activation in the IFRS opening balance sheet: **315**.
c. Reversal of provisions for dismantling network sites and refurbishing rented premises measured under Belgian GAAP and replaced by the provision described under paragraph 2.c above: - **792**.

10. Provision for restructuring costs not qualifying as provision under IAS 37: **- 248**.

11. Reconciliation of the profit carried forward at year-end is as follows:

Profit carried forward under Belgian GAAP	**108 745**
Recognition of deferred tax assets (ref. 5), excluding those recognised in the 'Hedging reserve'	7 882
Consolidation of the 'Irisnet' joint venture at 50%	-4 813
Borrowing costs shown as expenses (ref. 2.b)	-3 001
Web-site development costs shown as expenses (ref. 4)	-2 217
Reversal of amortisation of goodwill (ref. 3)	1 422
Balance of the provision for loyalty commissions recognised in the IFRS opening balance sheet (ref. 9.b)	-315
Provision for restructuring not qualifying under IAS 37 (ref 9.b)	248
Provision for legal fees not qualifying under IAS 37 (ref 9.a)	149
Incorporation costs not recognised as an asset (ref. 1)	-26
Profit carried forward under IFRS standards	**108 074**

reconciliation of profit for 2004

consolidated data

2004

in thousand €

Note		Belgian GAAP	IFRS Movements (not audited)	Consolidation Joint Venture 'Irisnet' (not audited)	Effect of the transition to IFRSs (not audited)	IFRSs (not audited)
	Operating revenues					
1. a, b, c, d	Total service revenues	1 281 036	-4 343	-377	-4 720	1 276 316
2	Handset sales	66 345	-1 529		-1 529	64 816
	Total turnover	**1 347 381**	**-5 872**	**-377**	**-6 249**	**1 341 132**
3. a, b	Other revenue and capitalized production	43 641	-16 192	-863	-17 055	26 586
	Total operating revenues	**1 391 022**	**-22 064**	**-1 240**	**-23 304**	**1 367 718**
	Operating expenses					
	Interconnection costs	287 425				287 425
1. b, 4, 9	Costs of equipment and goods sold	155 212	-18 545	-445	-18 990	136 222
5	Services and other goods	264 491	10 850	-54	10 796	275 287
3	Remuneration, social security and pensions	127 075	-10 661		-10 661	116 414
6	Depreciation and amortization	174 052	-1 823	625	-1 198	172 854
7	Bad debt , inventory and other provisions	-7 916	-5 218	3 763	-1 455	-9 371
	Other operating charges	6 279				6 279
8	Depreciation consolidation difference	1 422	-1 422		-1 422	0
	Total operating expenses	***1 008 040***	**-26 819**	**3 889**	**-22 930**	***985 110***

2004

in thousand €

Note		Belgian GAAP	IFRS Movements (not audited	Consolidation Joint Venture 'Irisnet' (not audited)	Effect of the transition to IFRSs (not audited)	IFRSs (not audited)
	EBITDA (= EBIT + depreciation and amortization)	**558 456**	**1 510**	**-4 504**	**-2 994**	**555 462**
	EBITDA margin in % of services revenues	43.6%				43.5%
	EBIT (operating profit)	**382 982**	**4 755**	**-5 129**	**-374**	**382 608**
9	Financial result	-24 647	9 233	-29	9 204	-15 443
	Current result	**358 335**	**13 988**	**-5 158**	**8 830**	**367 165**
	Profit for the period before tax	**358 335**	**13 988**	**-5 158**	**8 830**	**367 165**
10	Income taxes	-105 514	-18 681		-18 681	-124 195
	Profit for the period after taxes, attributable to equity holders of the parent	**252 821**	**-4 693**	**-5 158**	**-9 851**	**242 970**
	Earnings per share (Belgian GAAP)	4.01				
11	Earnings per share (IFRS)					3.87
11	Diluted earnings per share (IFRS)					3.86

notes on the reconciliation of profit for 2004

The figures disclosed in the Profit reconciliation for 2004 have not been audited with the exception of the figures shown in the 'Belgian GAAP' column.

Aside from consolidation of the 'Irisnet' joint venture at 50%, as set out before, the IFRS adjustments to the income statement are as follows:

1. a. Commissions on sale of pre-paid call cards
Commissions paid to the distribution channels on sales of pre-paid call cards represent the fair value of the services rendered and must therefore be recorded as expenses under IFRS and not as a reduction in revenue: **15,381**.

   b. Revenue share agreements
Under such agreements, the role of Mobistar is by its nature limited to transmission, through its network, of products or services developed and marketed by third-party content providers, who appear as such to users and who bear most of the risks and rewards associated with their products and services. In such circumstances, the revenue to be recognised by Mobistar consists of the amount billed to its customers for this type of product after deduction of the fees paid to the third-party content providers for the products and services delivered: **- 18,194**.

   c. Collectability of receivables
Under standard 18.14, revenue may only be recognised to the extent that it is probable that the company will receive economic benefits associated with the transaction. Moreover, in accordance with IAS 31 and SIC 12, Mobistar has consolidated the 'Irisnet' joint venture at 50%. In the light of past experience and estimates of the future cash flows from the joint venture, Mobistar considers that there is no reasonable certainty of the collectability of its receivables as at the date of the balance-sheet and the revenue will not be shown until effective payment: **- 4,428**.

   d. Site-sharing rental income
It is a common practice in the telecom sector to sub-let network sites to other operators in order to optimise cost-savings and to conserve the environment. In the case of site rental contracts where Mobistar retains sole responsibility under the terms and conditions of the rental agreement, rental costs are shown in their entirety as expenses. The amounts paid to Mobistar by third-party operators under site sub-letting agreements are shown as revenue: **2,898**.

2. IAS 18.9 stipulates that revenue should be measured at the fair value of the consideration received or receivable. Consequently, financial discounts granted to customers in the event of early payment are deducted from revenue: **- 1.529**.

3. The amount of other operating income and capitalised production has decreased by **- 16,192** thousand euros:
a. Internal capitalised costs are shown as deductions from expenses in the category to which they relate, specifically **10,661** thousand euros deducted from 'Remuneration, social security payments and pensions' costs and **1,843** thousand euros from 'Services and other goods'.
b. Other operating income has decreased by **- 3,688** as a result of the transfer of income from sub-letting network sites into revenue (**- 2,898**, see 1.d) and of the recognition of revenue generated in the 'Irisnet' joint venture at the time of payment (**- 790**, see 1.c).

4. Stocks of goods were valued using the FIFO valuation method in the course of the year, and therefore the FIFO valuation shown in the IFRS opening balance sheet must be reversed: **317**.

5. The cost of 'Services and other goods' increased by **10,850** thousand euros:
   - Commissions on pre-paid call cards shown as expenses (see 1.a): **15,381**.
   - Use of the provision for loyalty commissions shown in the IFRS opening balance sheet: **- 3,381**.
   - Reclassification of internal capitalised costs (see 3.a): **- 1,843**.
   - Web-site development costs not qualifying for capitalisation (SIC 32): **828**.
   - Reversal of the costs incurred for refurbishment of rented premises: **- 135**.

6. Depreciation on fixed assets was reduced by **- 1,823** thousand euros:
   - Reversal of depreciation of incorporation costs already excluded from the assets shown in the IFRS opening balance sheet: **- 754**.
   - Reversal of depreciation of web-site development costs which do not qualify as an asset (SIC 32): **- 739**.
   - Reversal of the depreciation charge on borrowing costs: - **523**.
   - Depreciation of the refurbishment costs of rented premises: **135**.
   - Cancellation of the correction of depreciation of land shown in the IFRS opening balance sheet: **58**.

7. Receivables due from the 'Irisnet' joint venture have been deferred until receipt of payment (see 1.c and 3.b). Consequently, provision for bad debts shown under Belgian GAAP had to be reversed: **- 5,218.**

8. In accordance with IFRS 3.54-55, the goodwill is no longer amortised: **- 1,422**.

9. The financial result has increased by **9,233** thousand euros:
   - Reversal of the costs related to the closing out in 2004 of derivatives already deducted from the equity in the IFRS opening balance sheet: **9,678**.
   - Deduction from revenue of financial discounts granted to customers for early payment: **1,529**.
   - Borrowing costs reclassified as expenses using the IAS 23.7 benchmark: **- 1,305**.
   - Deduction of financial discounts earned from the costs category to which they relate, i.e. 'Costs of equipment and goods sold': **- 669**.

10. By application of IAS 12, total deferred tax assets at the end of 2004 amount to 9,281 thousand euros, as against **28,975** thousand

euros shown in the IFRS opening balance sheet. This represents a decrease of **19,694** thousand euros, of which **18,681** thousand euros are shown in the statement of income and **1,013** thousand *euros relate to 'Cash Flow Hedge' derivatives shown in the separate* equity category 'Hedging Reserve'. The decrease in deferred tax assets arises principally from complete absorption of the tax loss carried forward and from application of a portion of the investment deduction.

11. Basic earnings per share under IFRS amount to **3.87** euros as against **4.01** euros under Belgian GAAP, and were calculated taking into account the weighted impact of the 517,520 warrants exercised in 2004. The diluted earnings per share under IFRS amount to **3.86** euros taking into account the fact that 255,826 warrants granted to employees subsist as at the end of 2004.

notes